Form 10-K, Exhibit 13
period 1996-12-31
CENIT BANCORP INC
filed 1997-03-28
CIK 877834

FRONT COVER
CENIT Bancorp, Inc.
1996 Annual Report

Table of Contents
         1    Corporate Profile
         2    Report To Our Stockholders
         8    Boards of Directors
              CENIT Bancorp Management Committee
         9    Community Advisory Boards
        10    Five Year Financial Summary
        11    Management's Discussion and Analysis
        19    Consolidated Financial Statements
        23    Notes To Consolidated Financial Statements
        51    Report of Independent Accountants
        52    Investor Information
        53    Corporate Information
        Inside Back Cover   Map of Retail Banking Offices

Corporate Profile

     CENIT Bancorp, Inc., with headquarters in Norfolk, Virginia, is the holding company for CENIT Bank, FSB, a federal stock savings bank based in Norfolk, Virginia, and Princess Anne Bank, a Virginia commercial bank headquartered in Virginia Beach, Virginia.

     CENIT Bank has been in business since 1889, and Princess Anne Bank since 1985. Together, the two Banks form the second largest bank or thrift institution headquartered in the Norfolk-Virginia Beach-Newport News Statistical Area, the 27th largest Metropolitan Statistical Area (MSA) in the United States and the fourth largest MSA in the southeast.

     At December 31, 1996, CENIT Bancorp had consolidated assets of $707.1 million, deposits of $499.0 million and stockholders' equity of $49.6 million with 1,635,044 shares of common stock outstanding.

     The two Banks operate nineteen retail banking offices in the cities of Norfolk, Portsmouth, Virginia Beach, Chesapeake, Hampton and Newport News and in York County, Virginia. The Banks attract retail deposits from the general public in their market area by providing a variety of deposit services. As community banks, the focus is personal banking for local individuals and businesses. Deposits are insured by the Federal Deposit Insurance Corporation up to applicable limits.

     The Banks invest their funds in permanent and construction residential loans, consumer loans, and commercial real estate and business loans. The Banks also invest in mortgage-backed certificates and U.S. Treasury and federal agency securities.

     The Banks are members of the Federal Home Loan Bank System and Princess Anne Bank is a member bank of the Federal Reserve System.


     The Company's common stock trades on the Nasdaq Stock Market under the symbol CNIT.

Report to Our Stockholders

     Our Board of Directors and I are pleased to present to you the 1996 Annual Report for CENIT Bancorp, Inc. (the "Company") and its subsidiaries CENIT Bank, FSB, and Princess Anne Bank.

     During 1996, we continued to make great progress in the development of our Company. We expanded our retail branch network to provide greater market coverage and convenience for our customers. Our community banking initiatives led to strong growth in our noninterest-bearing demand deposit account balances and in our consumer home equity lending balances, and the Company increased its residential mortgage loan portfolio systematically over the course of the year. With these and other actions on our part, the Company's net income grew to over $5.0 million before the impact of the one-time special Federal Deposit Insurance Corporation assessment (the "Special Assessment") to recapitalize the Savings Association Insurance Fund (the "SAIF").

Expanding Our Community Banking Franchise

     Our rapid growth and development continued unabated throughout 1996. Over the past few years, we have demonstrated the capabilities to identify opportunities for growth as they arise in our market and to act decisively to seize these opportunities. 1996 was no exception.

     Once again, the Company was able to capitalize on a business opportunity. During 1996, CENIT Bank acquired approximately $68.1 million of deposits in our local market from five offices of Essex Savings Bank, FSB. CENIT Bank continued to operate the former Essex retail offices in Downtown Hampton and in the Denbigh area of Newport News to expand our retail branch network. The deposits associated with the other three former Essex retail offices were consolidated into existing CENIT Bank retail offices.

     To integrate these two new offices into our retail network, CENIT Bank completely refurbished the offices and thoroughly equipped them to provide our customers at these offices with as many of our full range of services as possible. Both offices are now capable of attracting and serving retail and commercial banking customers with a wide variety of community banking services such as ATMs, night depositories, and complete commercial lending and deposit products.

     As a further expansion of our retail banking options for our customers, CENIT Bank opened its second "supercenter" banking office at the Super Kmart in Norfolk. Our Super Kmart retail offices afford our customers the opportunity to bank with us during evening hours and on weekends and many holidays. This makes us a much more convenient banking option for our customers than the typical community bank.

     In March 1996, Princess Anne Bank relocated its Great Neck office in Virginia Beach from a small facility on a side street to a full-service retail office on Shore Drive, a major traffic artery. The high visibility of this new office has resulted in a substantial increase in deposits and customer activity in the Great Neck office. The Great Neck and Shore Drive areas of Virginia Beach are growing rapidly, and this new facility makes Princess Anne Bank a strong competitor for retail and commercial banking customers in this market.

     With these new and expanded retail offices, the Company now has a stronger retail network that is convenient to a large percentage of potential customers in our local market. This is clearly shown on the map identifying the locations of our retail offices included on the inside back cover of this Annual Report. This retail network makes us the only local community banking institution with retail offices in all six of our market's most populated cities.

Using Our Strength to Grow Our Community Banks

     These and other enhancements to our retail banking network caused the total assets of the Company to increase from $639.8 million at December 31, 1995 to $707.1 million at December 31, 1996. During this time, loans held for investment increased from $319.2 million at December 31, 1995, to $422.2 million at December 31, 1996. Also, total deposits increased from $450.5 million at
December 31, 1995, to $499.0 million at December 31, 1996. Of special note, noninterest-bearing deposits increased by 19.4% from $38.7 million at December 31, 1995 to $46.2 million at December 31, 1996. These deposits have increased by $17.6 million, or 61.8%, since December 31, 1994, and represent a particularly valuable source of funding to the Company.

     Behind these broad statistics relating to the Company's growth in 1996 are the results of certain of the Company's major programs. This information provides additional insight into the Company's capacity for future growth.

     During 1996, the Company developed a comprehensive program to increase our home equity and second mortgage loan portfolio. The program was designed to become an ongoing feature of our retail banking strategy and has proven very successful. As a result of this program, we increased the outstanding balance of our home equity and second mortgage loan portfolio by 43.9% in nine months from $20.6 million at March 31, 1996 to $29.6 million at December 31, 1996.

     Our continuing efforts to increase our merchant credit card processing business also had impressive results in 1996. Our gross processing fees from merchant sales grew by 47.0% from $502,000 in 1995 to $738,000 in

     1996, and the total number of our merchant customers increased by 35.9% from 312 at December 31, 1995 to 424 at December 31, 1996. This phenomenal growth in our merchant credit card processing business supports our efforts to increase our noninterest-bearing demand deposits as we encourage our merchant customers to maintain their commercial accounts with us.

     We note with some disappointment that our nonperforming assets increased to $5.7 million at the end of 1996. However, we are confident that the reasons behind this increase represent an unusual confluence of unrelated events and not a general deterioration of our asset quality. As of February 28, 1997, we have had a net reduction in our nonperforming assets of $954,000 from the level existing at December 31, 1996. We are making vigorous efforts to continue to reduce our nonperforming assets very quickly. Our past experience in fashioning creative solutions to nonperforming assets will serve us well in our attempts to bring our nonperforming assets to lower levels in 1997.

Record Earnings and Dividends

     In our 1995 Annual Report, we spoke of our great potential to increase our earnings from operations during 1996. We also pointed out the possibility of the one-time Special Assessment occurring during 1996, which would subject our earnings to a substantial but nonrecurring charge. We proved to be right on both counts.

     Before the impact of the Special Assessment, the Company earned $5,059,000, or $3.00 per share, in 1996. Including the $1.45 million after-tax charge from the Special Assessment, the Company had annual net income of $3.6 million, or $2.14 per share.

     In comparison, annual net income for 1995 was $2.5 million, or $1.48 per share. Net income for 1995 included the negative impact of a $348,000 after-tax charge, or $.21 per share, relating to the sale of various securities in our balance sheet restructuring and a $691,000 after-tax charge, or $.41 per share, relating to merger expenses. Excluding the impact of these two special events, the Company earned $3,511,000, or $2.09 per share, in 1995.

     Excluding the effects of the Special Assessment in 1996 and the merger and balance sheet restructuring changes in 1995, the Company's net income in 1996 increased by $1,548,000, or 44.1%, over our income from 1995.

     These comparisons provide dramatic evidence of the Company's earnings potential. Behind these comparisons are a number of factors that provide us with additional earnings momentum in 1997:

     - Our net loans held for investment at December 31, 1996 were $422.2 million. This balance is 21.7%, or $75.3 million, higher than our average net loans held for investment of $346.9 million in 1996.
     - Our net interest margin for the fourth quarter of 1996 rose to 3.30%, some eight basis points higher than our net interest margin of 3.22% for all of 1996. We enter 1997 with a higher net interest margin than that which existed on average in 1996.
     - The Special Assessment reduced our deposit insurance premiums from a prior annual rate of $2.30 per $1,000 of deposits insured by SAIF to a substantially lower annual rate of $.648 per $1,000 of deposits insured by SAIF. If our deposit balances were to remain unchanged from the levels at December 31, 1996, our FDIC insurance cost would decrease by approximately $678,000 below the annual cost of this insurance for 1996 under the previously existing deposit premium schedule.
     - In 1996, our deposit fees increased by 39.2% to $1.4 million from $1.0 million in 1995. This occurred primarily because of overall increases in checking account balances, increases in our deposit fee schedule in mid-1996, and seven additional ATMs including three installed in the last quarter of 1996. With the new ATMs and the fee schedule in place for all of 1997, we expect that deposit fees will continue to grow in 1997.

     With these factors in place for 1997, our Board of Directors has provided you with clear evidence of the increasing profitability of the Company. In late 1996, we increased your quarterly dividend by 25%, to an annual rate of $1.00 per share, to demonstrate to you our high expectations for the future. We look forward to 1997 with a great sense of excitement.

1997 and Beyond

     As impressive as our record of corporate growth in 1996 may be, we are not relying on our past efforts to ensure a continuation of our progress in 1997. We have taken a number of actions in recent months that are designed to build upon our 1996 results.

     We have implemented a new promotional program for our Super Kmart retail offices to accelerate our deposit growth in these offices. Bold "message center" electronic signs have been installed at ten of our retail offices located on some of our market's busiest highways to provide us with continuous advertising for our banking services. Furthermore, we recently began a systematic and comprehensive calling effort to contact many of our existing customers to ask these customers to do additional business with the Company.

     Technological advancements in banking are enabling us to become more competitive with larger banks in many areas. Unlike most financial institutions similar to us in size, we have the benefit of our own "in-house" data processing system. We can implement data processing advancements as we deem appropriate, we can customize many of our banking services to fit the needs of major depositors, and we can develop our own solutions to data processing problems. This flexibility allows us to compete effectively for large depositors with financial institutions many times our size.

     To make our retail offices more efficient and to reduce the time necessary to train our retail personnel, we have developed and begun the installation of a proprietary retail banking software package that we call the Branch Delivery System or BDS. This BDS software package simplifies and expedites customer banking transactions and gives our customer service representatives the time to engage our customers in meaningful dialogue concerning their banking needs during the processing of routine banking transactions.

     Other recent developments in technology for the Company include the installation of a frame relay telephone network to facilitate the rapid transmission of data among our offices and to provide for the easy expansion of our branch network as the Company grows. We have also installed data processing software to develop a marketing customer information file or MCIF to assist us in identifying existing customers to whom we can offer additional banking services. Soon to be installed is an interactive voice response customer information program that will allow our customers to access information about their accounts over the telephone at any time, night or day.

     New technology is our ally and not our foe as we expand our Company. Combining our community banking approach with our technological capabilities makes us a formidable banking competitor in our market for the future.

     Over th past few months, we have taken a very significant step in the growth and development of the Company. Princess Anne Bank had three advisory boards in place at the time of our merger in 1995. Before we expanded our advisory boards further, we wanted to have the retail network and banking infrastructure in place to exploit fully the business opportunities that arise from a comprehensive network of advisory boards. We are now in a position to move forward with the full development of this vital part of a community banking structure.

     We have begun the process of asking prominent and diverse members of our local communities to join advisory boards for CENIT Bank and Princess Anne Bank. Already, we have organized four new advisory boards for our Company, and we plan to establish at least three others very quickly. We are very pleased with the enthusiasm for our Company that we have encountered when we approach prospective members for our advisory boards.

     Our advisory boards provide us with a means to evaluate our competitive position in the communities that we serve. They tell us the new banking services that we need to offer and help us to refine our existing services to better serve our customers. They assist us in evaluating the effectiveness of our customer service personnel. In addition, our advisory boards recommend our banking services regularly to their business associates, friends and family and are a significant source of business development for the Company.

     The essence of a community bank is continuous interaction with its customers and detailed knowledge of the markets served by the bank. Our advisory boards will ensure that we never lose touch with our customers and that we are always knowledgeable about changes and opportunities in our markets.

     New marketing initiatives, new technology and new advisory boards will spur the evolution and growth of the Company. Our resources and capabilities are increasing rapidly. We expect 1997 to be a year that will present great banking opportunities for the Company in our markets, and we will take full advantage of these opportunities to expand our business and profitability.

     Our Board of Directors recognizes its responsibility to continue to grow the Company's earnings and franchise in order to create value for all of us. We appreciate the trust and support that our stockholders have given to the Company and its Board of Directors over the years. We will endeavor to be worthy of your confidence.


Michael S. Ives
President & Chief Executive Officer

Boards of Directors and Management Committee

     Directors of               Directors of             Management Committee
CENIT Bancorp, Inc. and      Princess Anne Bank          of CENIT Bancorp, Inc.
     CENIT Bank                                                CENIT Bank

C. L. Kaufman, Jr.     John A. Tilhou, Esq., Chairman     Michael S. Ives
Chairman,              Partner, Mays & Valentine, L.L.P.  President & Chief
CENIT Bancorp, Inc.                                       Executive Officer
Investor

David L. Bernd         Homer W. Cunningham                Barry L. French
President & CEO,       Chairman Emeritus                  Senior Vice President
Sentara Health System                                     Retail Banking
                                                          Group Manager
Patrick E. Corbin,     William J. Davenport, III
CPA    Principal,      Vice Chairman                      John O. Guthrie
Carter Corbin &        Real Estate Developer/Investor     Senior Vice President
Company, P.C.                                             Chief Financial
                                                          Officer & Finance
Homer W. Cunningham*   J. Morgan Davis                    Group Manager
Member Emeritus        President & Chief Executive
                       Officer                           Patrick L. Hillard
J. Morgan Davis*                                         Senior Vice President
President & Chief      Thomas J. Decker, Jr.             CENIT Mortgage Company
Executive Officer      President, The Prudential-
Princess Anne Bank     Decker Realty                      Roger J. Lambert
                                                          Senior Vice President
The Honorable          John W. Failes, CPA                Information Services
William H. Hodges      CEO, Failes & Associates, P.C.     Group Manager
Judge, Virginia Court
of Appeals (Retired)   L. Renshaw Fortier                 Barbara N. Lane
Consultant/Counsel,    Chairman, Teren Company            Senior Vice President
Plasser American                                          Administrative Ser-
Corporation            John F. Harris                     vices Group Manager
                       President, Affordable Homes
Michael S. Ives                                           Alvin D. Woods
President & Chief      Michael S. Ives                    Senior Vice President
Executive Officer      President & Chief Executive        Chief Lending Officer
                       Officer, CENIT Bancorp, Inc.       & Lending Group
Frank R.
Kollmansperger, Jr.    Charles R. Malbon, Jr.               Princess Anne Bank
Management Consultant  Vice President
                       Tank Lines, Inc.                   J. Morgan Davis
Roger C. Reinhold                                         President & Chief
Commercial             Dan Ryan, President                Executive Officer
Investments            Dan Ryan's For Men
Retired President,                                        Winfred O. Stant, Jr.
Homestead Savings Bank                                    Senior Vice President
                                                          & Chief Financial
John A. Tilhou, Esq.*                                     Officer
Chairman,
Princess Anne Bank
Partner, Mays &
Valentine, L.L.P.

David R. Tynch, Esq.
President and Managing
Partner,
Cooper, Spong & Davis,
P.C.

Anne B. Shumandine, Esq.
President, Signature
Financial Management, Inc.
Director, Mezzullo &
McCandlish,
A Professional Corporation

* CENIT Bancorp Board Only

Community Advisory Boards

CENIT Bank

Tri-City
(Western Chesapeake,
Suffolk & Portsmouth)
Samuel H. Lamb, II,
Chairman Provost,
Tidewater
Community College,
Portsmouth

Robert C. Barclay, IV,
Esq.
Attorney, Cooper, Spong &
Davis

Roger L. Brown, Owner,
McDonald's Franchises

B. Anne Davis
President & CEO, Diesel
Tech

Gwendolyn S. Davis
Legislative Liaison &
Principal Management
Analyst
City of Portsmouth

Sharon D. Franklin
Owner & Graphic Designer,
Okra Stewdio

Ann M. Kirk, Esq.
Attorney, Private
Practice

Michael R. Kirsch
President, K Plus

Eric J. Sasser
President, Sasser
Construction

Jimmy R. Spruill
Chairman, JJ Fasteners,
Inc.

Andrew M. Virga
Treasurer & CFO,
Virga's Pizza Crust of
Virginia

Junius H. Williams, Jr
Division Manager,
Community & Government
Affairs
Eastern Operations
Division
Virginia Power


Great Bridge
(Southern Chesapeake)
James A. Roy, Esq. Chairman
Partner, Roy, Laine,
Larsen, Romm & Lascara, P.C.

Fella Rhodes,
Managing Broker
Long & Foster Realtors

Debbie Ritter
Professional Dog Breeder

Greg Skillman
President, Seaboard
Mechanical

Peter Szoke, MD
Family Physicians of
Great Bridge, Ltd.

Stephen J. Telfeyan, Esq.
Partner, Basnight, Wright,
Kinser, Telfeyan, &
Leftwich, P.C.

Gayle A. Terwilliger, DDS
Dentist, Private Practice

James J. Wheaton, Esq.
Partner, Willcox & Savage, P.C.

Princess Anne Bank

Pembroke
Wendell A. White, Chairman
Senior Vice President,
The Breeden Company

Joseph M. Gianascoli
President, IKON Office
Solutions

William F. Harris
President, Bank United
Mortgage

Glen A. Huff, Esq.
Partner, Huff, Poole &
Mahoney

Donald E. Lee, Jr., Esq.
Attorney, Private Practice

Robert E. Ruloff, Esq.,
Partner,
Shuttleworth, Ruloff &
Giordano

Shore Drive
Kal Kassir, Chairman
Owner, The Corner Market

Donald F. Bennis, Esq.
Attorney, Private Practice

Thomas R. Eckert
Owner, Bay Lake Pines
School

Charles W. Guthrie
President, Lynnhaven Marine

John R. Savino
Agent, The Prudential-
Decker Realty

Lynnhaven
Brian P. Winfield, Chairman
Winfield & Associates

Gunther H. Degan
President, Degan
Enterprises

Paul V. Michels
President, Coastal Video
Communications Corp.

A. William Reid
President, Cellar Door
Productions of VA, Inc.

Hilltop
John W. Richardson, Esq.
Chairman
Partner, Stallings &
Richardson

Michael Atkinson
Owner, 501 City Grill &
Atlas Diner

Judy B. Crumley
Owner & Treasurer,
Crumley Group, Inc.

Frank Drew
Sheriff, City of Virginia
Beach

Independence
W. K. Hammaker, Chairman
Branch Manager,
Pembroke Riedman
Insurance

Stephen B. Ballard
President, S.B. Ballard,
Inc.

Nancy Cheng
Administrative Vice
President,
Eastern Computers, Inc.

William A. Hearst
Account Executive,
Pembroke Riedman
Insurance

Clarence A. Holland, MD
Physician

Norma O. Magpoc, MD
Physician

Mark E. Slaughter, Esq.
Partner, Pender & Coward

Five Year Financial Summary (1)
(Dollars in thousands, except per share)

                                                                       At or for the year ended December 31,
                                                     1996            1995           1994           1993            1992
                                                   ----------------------------------------------------------------------
Financial Condition Data:
Total assets                                       $ 707,100      $ 639,812       $575,675       $ 508,421      $ 473,239
U.S. Treasury and other U.S. Government
    agency securities, net                            46,305         65,118         44,650          55,953         43,339
Loans held for investment, net                       422,219        319,194        305,578         258,604        279,269
Mortgage-backed certificates, net                    177,706        203,176        175,763         135,812         86,853
Real estate owned, net                                 2,769          1,828          5,718           3,575          6,642
Deposits                                             498,965        450,530        420,422         407,309        400,590
Borrowings                                           155,138        138,171        109,035          58,560         35,203
Stockholders' equity                                  49,608         46,729         42,217          39,810         35,105
Operating Data:
Interest income                                    $  48,171      $  45,527       $ 37,826       $  34,004      $  37,635
Interest expense                                      28,087         27,476         19,496          16,910         21,702
    Net interest income                               20,084         18,051         18,330          17,094         15,933
Provision for loan losses                                377            697            490           1,667          2,481
Net interest income after provision for loan losses   19,707         17,354         17,840          15,427         13,452
Other income                                           3,894          2,944          2,765           2,956          3,113
Other expenses                                        18,172         16,174         14,402          13,099         13,463
Income before income taxes and cumulative
    effect of accounting change                        5,429          4,124          6,203           5,284          3,102
Provision for income taxes                             1,821          1,652          2,226           1,637            931
Income before cumulative effect of
    accounting change                                  3,608          2,472          3,977           3,647          2,171
Cumulative effect of change in method of
    accounting for income taxes                           --             --             --              --            553
Net income                                         $   3,608      $   2,472       $  3,977       $   3,647      $   2,724
                                                   ----------------------------------------------------------------------

Earnings per share:
    Income before cumulative effect of
       accounting change                           $    2.14      $    1.48       $   2.44       $    2.28      $    1.42
    Cumulative effect of accounting change                --             --             --              --            .36
    Net income                                     $    2.14      $    1.48       $   2.44       $    2.28      $    1.78
Cash dividends per share                           ----------------------------------------------------------------------
                                                   ----------------------------------------------------------------------
                                                   $     .75      $     .40       $    .36       $     .27      $      --
Selected Financial Ratios and Other Data:
Return on average assets                                0.54% (2)      0.40% (3)      0.72%           0.76%          0.58% (4)
Return on average stockholders' equity                  7.56  (2)      5.57  (3)      9.75            9.83          10.31 (4)
Average stockholders' equity to average assets          7.20           7.21           7.40            7.76           5.67
Stockholders' equity to total assets at year end        7.02           7.30           7.33            7.83           7.42
Interest rate spread                                    2.83           2.60           3.10            3.36           3.17
Net interest margin                                     3.22           3.07           3.47            3.78           3.58
Other expenses to average assets                        2.74  (2)      2.63  (3)      2.61            2.76           2.89
Net interest income to other expenses                 110.52  (2)    111.61  (3)    127.27          130.50         118.35
Nonperforming assets to total assets                     .80            .45           1.42            1.01           2.17
Allowance for loan losses to total net loans             .90           1.16           1.24            1.56           1.39
Dividend payout ratio (5)                              35.10          27.12          14.76           11.85             --
Book value per share                               $   30.34      $   29.27       $  26.66       $   25.41      $   22.41
Tangible book value per share                          27.66          28.15          25.45           25.41          22.41
Number of retail branch offices                           19             16             15              12             11

________
     (1) On August 1, 1995, Princess Anne Bank ("Princess Anne") became a wholly-owned subsidiary of CENIT Bancorp, Inc. (the "Company") in a merger accounted for by the pooling of interests method of accounting. Accordingly, the consolidated financial data presented gives effect to this merger and the accounts of Princess Anne have been combined with those of the Company for all periods presented. Also, on April 1, 1994, CENIT Bank, FSB merged with Homestead Savings Bank, FSB ("Homestead"). This merger was accounted for by the purchase method of accounting. The consolidated financial data presented above includes the results of Homestead's operations and financial condition from the date of acquisition.
     (2) Exclusive of the $2,340 one-time SAIF special assessment paid in November, 1996 and the related tax effect, where applicable, the return on average assets and return on average stockholders' equity for the year ended December 31, 1996 would have been .76% and 10.52%, respectively, and the ratio of other expenses to average assets and net interest income to other expenses would have been 2.39% and 126.86%, respectively.
     (3) Exclusive of the $757 of merger expenses and the $563 loss on the sale of securities and the related tax effect, the return on average assets and return on average stockholders' equity for the year ended December 31, 1995 would have been .57% and 7.91%, respectively. Exclusive of the $757 of merger expenses relating to the Princess Anne combination, the ratio of other expenses to average assets and net interest income to other expenses would have been 2.50% and 117.09%, respectively.
     (4) The return on average assets and average stockholders' equity for 1992 includes the cumulative effect of changing the Company's method of accounting for income taxes. Without this change, the Company's return on average assets and average stockholders' equity would have been .47% and 8.22%, respectively.
     (5) Represents dividends per share divided by net income per share. Dividends per share represent historical dividends declared by the Company.

                                               10

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Financial Condition of the Company

     Total assets. At December 31, 1996, the Company had total assets of $707.1 million, an increase of $67.3 million, or 10.5%, since December 31, 1995. This increase is accounted for primarily by the Company's purchase of residential permanent one- to four- family real estate loans, the effect of which was partially offset by a decrease in securities available for sale.

     Securities Available For Sale. Securities available for sale totaled $224.0 million at December 31, 1996 compared to $268.3 million at December 31, 1995. The net decrease of $44.3 million from December 31, 1995 resulted primarily from the net effect of $66.5 million of mortgage-backed certificate repayments, $48.8 million of adjustable-rate mortgage-backed certificate purchases, $29.2 million of proceeds from the maturities or calls of securities, $19.1 million of U.S. Treasury and other U.S. Government agency securities purchases, and $14.8 million of proceeds from the sale of securities. The portfolio of securities available for sale at December 31, 1996 was comprised of $6.0 million of other U.S. Government agency securities, $40.3 million of U.S. Treasury securities and $177.7 million of mortgage-backed certificates.

     Loans. The balance of net loans held for investment increased from $319.2 million at December 31, 1995 to $422.2 million at December 31, 1996. Adjustable-rate and conventional fixed-rate residential permanent one- to four-family loans increased from $98.1 million and $47.6 million, respectively, at December 31, 1995 to $157.5 million and $99.0 million, respectively, at December 31, 1996. These increases in one- to four- family loans resulted primarily from the purchase of loans, including three bulk transactions totaling $84.6 million. The loans acquired in these three transactions included $51.3 million of adjustable-rate loans and $33.3 million of fixed-rate loans, $21.1 million of which balloon at various dates over the next seven years. The majority of these loans are secured by real estate located in the South and Southeast regions of the U.S., with the largest concentrations in Virginia, Alabama and Georgia. Loan purchases for 1996, including individual loans purchased from correspondents, totaled $105.9 million. The balance of one- to four-family loans also increased in 1996 as a result of a 43.6% increase in originations from $51.5 million in 1995 to $73.9 million in 1996.

     The balance of outstanding home equity and second mortgage loans also increased from $20.8 million at December 31, 1995 to $29.6 million at December 31, 1996. This increase resulted primarily from a successful program added to the Company's retail banking strategy as evidenced by a 146.8% increase in originations from $8.1 million in 1995 to $19.9 million in 1996.

     Deposits. During 1996, the Company's total deposits increased from $450.5 million at December 31, 1995 to $499.0 million at December 31, 1996. In 1996, as part of its strategy to expand its community banking franchise in Southeastern Virginia, CENIT Bank assumed approximately $68.1 million in deposits from five Essex Savings Bank, FSB ("Essex") branches that were located in the Company's existing market area. Also, the Company's noninterest-bearing deposits increased by 19.4% from $38.7 million at December 31, 1995 to $46.2 million at December 31, 1996. This increase in noninterest- bearing deposits resulted from the Company's ongoing strategy to seek lower-cost deposits to further enhance the Company's profitability. The impact of the Essex deposit assumption and the increase in noninterest-bearing deposits was partially offset by decreases in certificates of deposit and money market deposit accounts.

     Borrowed Funds. The Company's borrowed funds, which include Federal Home Loan Bank ("FHLB") advances, other borrowings, and securities sold under agreements to repurchase, increased from $138.2 million at December 31, 1995 to $155.1 million at December 31, 1996. FHLB advances increased from $133.0 million to $148.0 million during this period. Although the Company used the majority of the cash proceeds received in connection with the Essex deposit assumption to reduce its FHLB advances, the Company also utilized FHLB advances to fund the purchase of loans. The Company may continue to use FHLB advances to fund the purchase of residential mortgage loans, U.S. Treasury or other U.S. Government agency securities with maturities of three years or less, or mortgage-backed certificates.

     Capital. The Company's and Banks' capital ratios significantly exceeded applicable regulatory requirements at both December 31, 1996 and 1995.

     Asset Quality. The Company's total nonperforming assets totaled $5.7 million, or .80% of assets, at December 31, 1996 compared to $2.9 million, or
 .45% of assets, at December 31, 1995. Real estate owned ("REO") increased from $1.8 million at December 31, 1995 to $2.8 million at December 31, 1996. REO at December 31, 1996 included approximately $707,000 relating to a commercial office building that was acquired by the Company in December, 1996 and sold in February, 1997. Nonperforming loans increased from $1.0 million at December 31, 1995 to $2.8 million at December 31, 1996. This increase resulted primarily from a $921,000 increase in permanent residential one- to four-family loans, a $457,000 commercial real estate loan, and a $409,000 increase in commercial business loans.

     Comparison of Operating Results for the Years Ended December 31, 1996 and December 31, 1995

     General. The Company's pre-tax income increased to $5.4 million for the year ended December 31, 1996 from $4.1 million for 1995. This increase was attributable primarily to a $2,033,000 increase in net interest income, a $950,000 increase in other income and a $320,000 decrease in the provision for loan losses, the effect of which more than offset a $1,998,000 increase in other expenses. Other expenses increased primarily as a result of the $2,340,000 pretax charge against earnings relating to the special assessment charged to the Company in connection with the federal legislation to recapitalize the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation.

     Net Interest Income. The Company's net interest income before provision for loan losses increased by $2,033,000 for the year ended December 31, 1996, an 11.3% increase from 1995. This increase resulted from a $2,644,000 increase in interest income, which exceeded a $611,000 increase in interest expense. The increase in interest income was primarily attributable to an increase in the average balance of loans and to an increase in the average balance and average yield of the mortgage-backed certificate portfolio. Interest on the Company's portfolio of mortgage-backed certificates increased by approximately $1.8 million from $11.4 million for the year ended December 31, 1995 to $13.2 million for the comparable 1996 period. This increase resulted from both a $16.4 million increase in the average balance of the portfolio and an increase in the average yield of the portfolio from 6.30% in 1995 to 6.69% in 1996. The increase in the average balance was a consequence of the Company's purchase of mortgage-backed certificates in the latter part of 1995 and the first part of 1996 to increase income of the Company. The increase in the yield on mortgage-backed certificates occurred primarily as a result of the Company's December, 1995 sale of lower yielding mortgage-backed certificates with five-year balloon provisions and the replacement of those assets in December, 1995 and January, 1996 with higher-yielding, adjustable-rate mortgage-backed certificates. The mortgage-backed certificate portfolio at December 31, 1996 had a total amortized cost of $176.2 million and had a weighted average yield of 6.85% for the month of December, 1996. The portfolio was comprised of $18.0 million, or 10.2% of the total portfolio, of mortgage-backed certificates with five- and seven-year balloon provisions; $151.9 million, or 86.2% of the total portfolio, of adjustable-rate mortgage-backed certificates; and $6.3 million, or 3.6% of the total portfolio, of fixed-rate mortgage- backed certificates. The weighted average yields for the month of December, 1996 for these three classifications were 6.26%, 6.85%, and 8.42%, respectively.

     Interest on loans increased by approximately $1.3 million from $28.9 million in the year ended 1995 to $30.2 million in 1996. This increase was attributable to a $27.8 million increase in the average balance of loans, the effect of which more than offset a decrease in the yield on the Company's loan portfolio from 8.91% in 1995 to 8.59% in 1996. The increase in the average balance of loans resulted from both an increase in originations and from the purchase of residential loans discussed above. The weighted average yield on the loan portfolio for the month of December, 1996 was 8.32%.

     Interest on investment securities decreased $389,000 in 1996 compared to 1995. This decrease resulted from a $7.8 million decrease in the average balance of the portfolio, the effect of which more than offset an increase in the yield on the portfolio from 6.26% in 1995 to 6.44% in 1996.

     The Company's interest expense increased by $611,000 primarily as a result of an increase in interest on borrowings. Interest on borrowings totaled $8.8 million in the year ended December 31, 1996 compared to $8.1 million in 1995. The average balance of FHLB advances increased by $26.4 million in 1996 compared to 1995 as the Company continued to utilize FHLB advances to fund a portion of its growth. The impact of the increase in average balances of FHLB advances was partially offset by a decrease in the average cost of the advances from 6.16% in 1995 to 5.44% in 1996.

     The Company's net interest margin increased from 3.07% for the year ended December 31, 1995 to 3.22% for the year ended December 31, 1996. This increase was the result of an increase in the Company's interest rate spread from 2.60% in the year ended December 31, 1995 to 2.83% in the comparable 1996 period. The increase in the Company's interest rate spread occurred because the Company's overall yield on its interest- earning assets remained level at 7.73%, while the overall cost of its interest-bearing liabilities decreased from 5.13% in 1995 to 4.90% in 1996. The Company's calculations of interest rate spread and net interest rate margin include nonaccrual loans as interest-earning assets.

     The Company's net interest margin and interest rate spread gradually increased during 1996. For the three months ended December 31, 1996, the Company's net interest margin was 3.30% and the interest rate spread was 2.91%.

     Provision for Loan Losses. The Company's provision for loan losses decreased from $697,000 in 1995 to $377,000 in 1996. The Company's 1996 provision for loan losses was positively impacted by a $288,000 recovery received relating to one loan. Net chargeoffs totaled $267,000 in 1996 compared to $790,000 in 1995. At December 31, 1996, the Company's total allowance for loan losses was $3.8 million and nonperforming loans totaled $2.8 million, resulting in a coverage ratio of 134.2%.

     Other Income. Total other income increased from $2.9 million in 1995 to $3.9 million in 1996. Deposit fees and merchant processing fees increased by $401,000 and $236,000, respectively, in 1996 compared to 1995. Deposit fees increased in 1996 as a result of additional transaction accounts, the addition of seven ATMs and increases in the Company's deposit fee schedule. Merchant processing fees increased in 1996 as the Company continued to experience substantial growth in its merchant portfolio. Gains on the sale of individual loans and servicing from mortgage operations increased by $85,000 in 1996 compared to 1995, primarily as a result of an increase in the volume of loans sold. Also, the Company recognized a net gain of $77,000 on the sale of securities in 1996 compared to a loss of $563,000 in 1995. The effect of these items was partially offset by a $303,000 decrease in brokerage fees recognized by CENIT Bank's commercial mortgage loan brokerage subsidiary.

     Other Expenses. Total other expenses increased from $16.2 million in the year ended December 31, 1995 to $18.2 million in 1996. Total other expenses for 1996 includes the $2.3 million SAIF special assessment and for 1995 includes $757,000 of expenses relating to the Princess Anne merger. Exclusive of the SAIF special assessment in 1996 and the merger expenses in 1995, total other expenses were $15.8 million and $15.4 million, respectively. Salaries and employee benefits increased by $293,000 in 1996 primarily as a result of overall increases in wages and benefits and CENIT Bank's opening of two new Super Kmart offices, one in November, 1995 and one in August, 1996. The impact of the increase in wages and benefits was partially offset by a $141,000 net decrease in commissions in 1996. Net occupancy expense of premises increased by $311,000 in 1996 primarily as a result of incremental costs associated with the opening of three new offices and the relocation of two offices. Merchant processing expenses increased by $209,000 in 1996 as a result of increased volume. The impact of the increases in the above expenses was partially offset by a $334,000 decrease in expenses, gains/losses, and provision for losses on real estate owned and a $202,000 decrease in professional fees in 1996.

     Income Taxes. The Company's income tax expense for the year ended December 31, 1996 was $1,821,000, which represents an effective tax rate of 33.5%. The Company's income tax expense for 1995 was $1,652,000, which represented an effective tax rate of 40.0%. The effective tax rate was higher in the 1995 period due to the nondeductibility of certain merger expenses.

     Comparison of Operating Results for the Years Ended December 31, 1995 and December 31, 1994

     General. The Company's pre-tax income decreased to $4.1 million for the year ended December 31, 1995 from $6.2 million for 1994. This decrease was attributable primarily to a $1,772,000 increase in other expenses, including $757,000 of merger expenses, a $279,000 decrease in net interest income, and a $207,000 increase in the provision for loan losses, the effect of which more than offset a $179,000 increase in other income.

     Net Interest Income. The Company's net interest income before provision for loan losses decreased by $279,000 for the year ended December 31, 1995 as compared to that of the previous year. This decrease resulted from a $7,980,000 increase in interest expense, which exceeded a $7,701,000 increase in interest income. The increase in interest expense was primarily attributable to an increase in the average balance and average cost of certificates of deposit, and to an increase in the average balance and average cost of FHLB advances.

     Interest on deposits increased by approximately $4.0 million in the year ended December 31, 1995 compared to 1994. This increase was primarily attributable to an increase in the average cost of certificates of deposit from 4.48% in 1994 to 5.42% in 1995. The average balance of certificates of deposit also increased by $27.5 million in 1995 compared to 1994. Overall, the Company's cost of deposits increased from 3.94% in 1994 to 4.80% in 1995.

     The Company's interest on borrowings increased to $8.1 million in the year ended December 31, 1995 compared to $4.1 million in 1994. The average balance of FHLB advances increased by $40.6 million in 1995 compared to 1994 as the Company utilized FHLB advances to fund a portion of its growth. The impact of the increase in average balances of FHLB advances, combined with an increase in the average cost of the advances from 4.57% in 1994 to 6.16% in 1995, resulted in a $3.9 million increase in interest expense on FHLB advances.

     Interest on the Company's portfolio of mortgage-backed certificates increased by approximately $2.2 million from $9.2 million for the year ended December 31, 1994 to $11.4 million for the comparable 1995 period. This increase resulted from both an $18.8 million increase in the average balance of the portfolio and an increase in the average yield of the portfolio from 5.65% in 1994 to 6.30% in 1995. The increase in the average balance was a consequence of the Company's purchase of mortgage-backed certificates to increase income of the Company. The increase in the yield on mortgage-backed certificates occurred because certificates backed by adjustable-rate mortgage loans ("ARMs") adjusted to higher rates and because of the higher yields on the mortgage- backed certificates purchased by the Company in 1994 and 1995.elds on the mortgage-backed certificates purchased by the Company in 1994 and 1995.

     The mortgage-backed certificate portfolio at December 31, 1995 had a total amortized cost of $201.6 million and had a weighted average yield of

6.84%. The portfolio was comprised of $22.4 million, or 11.1% of the total portfolio, of mortgage-backed certificates with five- and seven-year balloon provisions; $171.6 million, or 85.1% of the total portfolio, of adjustable-rate mortgage-backed certificates; and $7.6 million, or 3.8% of the total portfolio, of fixed-rate mortgage- backed certificates. The weighted average yields at December 31, 1995 for these three classifications were 6.33%, 6.84%, and 8.41%, respectively.

     Interest on loans increased by approximately $4.2 million from $24.7 million in the year ended 1994 to $28.9 million in 1995. This increase was attributable to a $29.3 million increase in the average balance of loans and an increase in the yield on the portfolio from 8.39% in 1994 to 8.91% in 1995. The yield on the Company's loan portfolio in 1995 was positively affected by the rise in interest rates in 1994 and in the first half of 1995.

     Interest on investment securities increased by $974,000 in 1995 compared to 1994. This increase resulted from an $11.5 million increase in the average balance of the portfolio and an increase in the yield on the portfolio from 5.78% in 1994 to 6.26% in 1995.

     The Company's net interest margin decreased from 3.47% for the year ended December 31, 1994 to 3.07% for the year ended December 31, 1995. This decrease was the result of a decrease in the Company's interest rate spread from 3.10% in the year ended December 31, 1994 to 2.60% in the comparable 1995 period. The decrease in the Company's interest rate spread occurred primarily because of rising interest rates and the overall growth of the Company. The Company's calculations of interest rate spread and net interest rate margin include nonaccrual loans as interest-earning assets.

     The Company's net interest margin and interest rate spread gradually decreased during 1995. For the three months ended December 31, 1995, the Company's net interest margin was 2.96% and the interest rate spread was 2.46%.

     Provision for Loan Losses. The Company's provision for loan losses increased from $490,000 in 1994 to $697,000 in 1995. The Company's 1994 provision for loan losses was positively impacted by a $275,000 reduction in specific allowances for loan losses relating to one loan. Net chargeoffs totaled $790,000 in 1995 compared to $897,000 in 1994. Net chargeoffs in 1995 included $157,000 relating to CENIT Bank's credit card and mobile home loan portfolios, which were substantially sold in 1995. At December 31, 1995, the Company's total allowance for loan losses was $3.7 million and nonperforming loans totaled $1.0 million, resulting in a coverage ratio of 359.5%.

     Other Income. Total other income increased from $2.8 million in 1994 to $2.9 million in 1995. The Company recognized a $563,000 loss on the sale of securities in 1995, compared to a loss of $273,000 on the sale of securities and the sale of the mobile home portfolio in 1994. However, gains on the sale of individual loans and servicing from mortgage operations increased by $92,000 in 1995 compared to 1994 primarily as a result of the interest rate environment and the improved capabilities of the Company's mortgage department. Also, increases in brokerage fees recognized by CENIT Bank's commercial mortgage loan brokerage subsidiary, increases in merchant processing income, and increases in gains on the sale of miscellaneous assets more than offset decreases in deposit fee income.

     Other Expenses. Total other expenses increased from $14.4 million in the year ended December 31, 1994 to $16.2 million in 1995. Expenses relating to the merger with Princess Anne accounted for $757,000 of the increase. Salaries and employees benefits increased by $553,000 in 1995, which included a $270,000 increase in commissions relating to mortgage operations and commercial mortgage loan brokerage and a $134,000 increase in overtime and temporary staffing expenses, a portion of which related to the Princess Anne merger. Equipment, data processing, and supplies expense increased by $265,000 in 1995 primarily as a result of increased supplies costs. Net occupancy expense of premises increased by $261,000 in 1995 primarily as a result of general rent increases, additional rent expense relating to CENIT Bank's Main Street office, and increased costs resulting from CENIT Bank's opening of the Kiln Creek retail banking and Peninsula mortgage lending center in the summer of 1995.

     Income Taxes. The Company's income tax expense for the year ended December 31, 1995 was $1,652,000, which represents an effective tax rate of 40.0%. The Company's income tax expense for 1994 was $2,226,000, which represented an effective tax rate of 35.9%. The effective tax rate was higher in the 1995 period due to the nondeductibility of certain merger expenses.

Liquidity

     The Company's primary sources of funds are deposits, principal repayments on loans and mortgage-backed certificates, FHLB advances, proceeds from maturities of investment securities, short-term investments, and funds provided by operations. While scheduled loan and mortgage-backed certificate amortization and short-term investments are a relatively predictable source of funds, deposit flows are greatly influenced by general interest rates, economic conditions, and competition.

     CENIT Bank is required to maintain specific levels of liquid investments. Current regulations require CENIT Bank to maintain liquid assets, which include short-term assets such as cash, certain time deposits and bankers' acceptances, short-term U.S. Treasury obligations, and mortgage-backed certificates with final maturities of five years or less, as well as certain long-term assets, equal to not less than 5.0% of its net withdrawable accounts plus short-term borrowings. CENIT Bank has generally maintained regulatory liquidity in excess of its required levels. CENIT Bank's liquidity ratio was 9.5% and 9.6% at December 31, 1996 and December 31, 1995, respectively. As a Virginia state chartered bank, Princess Anne is not required by regulation to maintain specific levels of liquid investments.

     The Company anticipates that it will have sufficient funds available to meet its current loan commitments. At December 31, 1996, the Company had outstanding mortgage and nonmortgage loan commitments, including unused lines of credit, of $30.3 million, outstanding commitments to purchase loans of $13.0 million, and outstanding commitments to sell mortgage loans of $2.4 million, if such loans close.

     Certificates of deposit that are scheduled to mature within one year totaled $229.5 million at December 31, 1996. The Company believes that a significant portion of the certificates of deposit maturing in this period will remain with the Company. The Company's liquidity could be impacted by a decrease in the renewals of deposits or general deposit runoff. However, the Company has the ability to raise deposits by conducting deposit promotions. In the event the Company requires funds beyond its ability to generate them internally, the Company could obtain additional advances from the Federal Home Loan Bank of Atlanta. The Company could also obtain funds through the sale of investment securities from its available for sale portfolio.


Interest Rate Risk Management

     The primary goal of the Company's asset/liability management strategy is to maximize its net interest income over time while keeping interest rate risk exposure within levels established by the Company's management. The Company's ability to manage its interest rate risk depends generally on the Company's ability to match the maturities and repricing characteristics of its assets and liabilities while taking into account the separate goals of maintaining asset quality and achieving the desired level of net interest income. The principal variables that affect the Company's management of its interest rate risk include the Company's existing interest rate gap position, management's assessment of future interest rates, the need for the Company to replace assets that may prepay before their scheduled maturities, and the withdrawal of liabilities over time.

     The Company's purchase of adjustable-rate mortgage-backed certificates and origination of other residential, construction, commercial real estate, commercial business and consumer loans with adjustable rates, call or balloon features or
                                                      16
shorter maturities has increased the Company's sensitivity to interest rate changes. However, in order to generate fee income and to offer a complete range of mortgage loan products to its customers, the Company continues to originate long-term, fixed-rate mortgage loans primarily for sale in the secondary market. The Company will consider holding certain longer-term, fixed-rate investments if the yield on such investments is consistent with the Company's asset/liability strategy. The Company will also consider holding other shorter-term, fixed-rate investments such as U. S. Treasury and U. S. Government agency securities, mortgage-backed certificates representing interests in balloon loans, and 15-year mortgage-backed certificates.

     At December 31, 1996, the Company's one year "positive gap" (interest-earning assets maturing within a period exceed interest-bearing liabilities repricing within the same period) was approximately $12.3 million, or 1.7% of total assets. Thus, during periods of rising interest rates, this implies that the Company's net interest income would be positively affected because the yield of the Company's interest-earning assets is likely to rise more quickly than the cost on its interest-bearing liabilities. In periods of falling interest rates, the opposite effect on net interest income is likely to occur.

     Certain shortcomings are inherent in any method of analysis used to estimate an institution's one-year interest rate gap. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities also may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. The interest rates on loans with balloon or call features may or may not change depending upon their interest rates relative to market interest rates. Additionally, certain assets, such as ARMs, have features that may restrict changes in interest rates on a short-term basis and over the life of the asset.

     The methodology used also estimates various rates of withdrawal (or "decay") for money market deposit, savings, and checking accounts, which may vary significantly from actual experience. The estimated decay rates used in the following table are those rates last published by the Office of Thrift Supervision in November, 1994.

     The following table reflects certain assumptions regarding prepayment of loans and mortgage-backed certificates that are outside of actual contractual terms, and are based on the recent prepayment experience of the Company. Additionally, loans and securities with call provisions are included in the period in which they may first be called. Changes in the interest rate environment can cause substantial changes in the level of prepayments of loans and mortgage-backed certificates, which may also affect the Company's interest rate gap position.

     The following table sets forth the amounts of interest-earning assets and interest- bearing liabilities outstanding at December 31, 1996 that are subject to repricing or that mature in each of the future time periods shown. Except as stated above, the amount of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the contractual terms of the asset or liability.
                                                      17

Interest Sensitivity Analysis
December 31, 1996
(Dollars in thousands)

                                                                                            Over       Over
                                                                                          One Year     Three
                                                                               Total          to      Years or
                                             0-3         4-6         7-12      Within       Three        Non-
                                            Months      Months      Months    One Year      Years     Sensitive   Total
                                           -------------------------------------------------------------------------------
Assets
   Interest-earning assets:
     Loans (1)                             $107,364    $ 40,446    $ 91,704   $ 239,514   $103,400    $ 82,599    $425,513
     Securities available for sale:
       U.S. Treasury securities               3,000       4,517       6,555      14,072     26,224           -      40,296
       Other U.S. Government agency
         securities                           2,003       1,005         995       4,003      2,006           -       6,009
     Mortgage-backed certificates            46,464      39,252      73,652     159,368     10,619       7,719     177,706
     Federal funds sold and interest-
         earning deposits                     6,003           -           -       6,003          -           -       6,003
     Federal Home Loan Bank and Federal
       Reserve Bank stock                         -           -           -           -          -       7,861       7,861
                                           -------------------------------------------------------------------------------
         Total interest-earning assets     $164,834    $ 85,220    $172,906   $ 422,960   $142,249    $ 98,179    $663,388
                                           -------------------------------------------------------------------------------

Liabilities
   Interest-bearing liabilities:
     Interest-bearing deposits:
       Passbook, statement savings
         and checking accounts (2)            2,996       2,996       5,996      11,988     18,700      47,620      78,308
       Money market deposit accounts          3,513       3,513       7,027      14,053     16,268      14,494      44,815
       Certificates of deposits              81,159      55,681      92,689     229,529     68,501      31,658     329,688
                                           -------------------------------------------------------------------------------
         Total interest-bearing deposits     87,668      62,190     105,712     255,570    103,469      93,772     452,811

     Advances from the Federal Home
       Loan Bank                            148,000           -           -     148,000          -           -     148,000
     Securities sold under
       agreements to repurchase               7,138           -           -       7,138          -           -       7,138
                                           -------------------------------------------------------------------------------
       Total interest-bearing liabilities  $242,806    $ 62,190    $105,712   $ 410,708   $103,469    $ 93,772    $607,949
                                           -------------------------------------------------------------------------------

   Interest sensitivity gap                $(77,972)   $ 23,030    $ 67,194   $  12,252   $ 38,780    $  4,407    $ 55,439
                                           -------------------------------------------------------------------------------
   Cumulative interest sensitivity gap     $(77,972)   $(54,942)   $ 12,252   $  12,252   $ 51,032
                                           -------------------------------------------------------

   Cumulative interest sensitivity gap as a
     percentage of total assets               (11.0)%      (7.8)%       1.7%        1.7%       7.2%


------------
(1)  Excludes nonaccrual loans of $2.4 million.
(2)  Excludes $46.2 million of noninterest-bearing deposits.


Impact of Inflation and Changing Prices

     The Consolidated Financial Statements and Notes presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the mea- surement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflec- ted in the increased cost of the Company's operations. Unlike most industrial companies, nearly all of the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation.

Consolidated Statement of Financial Condition
(Dollars in thousands, except per share data)

                                                                                                    December 31,
                                                                                                1996            1995
                                                                                                ----            ----
Assets
Cash                                                                                      $    17,475     $    12,966
Federal funds sold and interest-earning deposits                                                6,003           7,439
Securities available for sale at fair value (adjusted
cost of $222,367 and $265,862, respectively)                                                  224,011         268,294
Loans, net:
   Held for investment                                                                        422,219         319,194
   Held for sale                                                                                1,900           2,982
Interest receivable                                                                             5,456           5,291
Real estate owned, net                                                                          2,769           1,828
Federal Home Loan Bank and Federal
Reserve Bank stock, at cost                                                                     7,861           7,029
Property and equipment, net                                                                    12,664          11,272
Goodwill and other intangibles, net                                                             4,381           1,777
Other assets                                                                                    2,361           1,740
                                                                                          ---------------------------
     Total assets                                                                         $   707,100     $   639,812
                                                                                          ===========================

Liabilities and Stockholders' Equity

Liabilities:
   Deposits:
     Noninterest-bearing                                                                  $    46,154     $    38,664
     Interest-bearing                                                                         452,811         411,866
                                                                                          ---------------------------
        Total deposits                                                                        498,965         450,530

   Advances from the Federal Home Loan Bank                                                   148,000         133,000
   Other borrowings                                                                                --             300
   Securities sold under agreements to repurchase                                               7,138           4,871
   Advance payments by borrowers for taxes and insurance                                          631             661
   Other liabilities                                                                            2,758           3,721
                                                                                          ---------------------------
     Total liabilities                                                                        657,492         593,083
                                                                                          ===========================

Commitments (Note 18)

Stockholders' equity:
   Preferred stock, $.01 par value; authorized 3,000,000
     shares; none outstanding                                                                      --              --
   Common stock, $.01 par value; authorized 7,000,000
shares; issued and outstanding 1,635,044 and
1,596,675, respectively                                                                            16              16
   Additional paid-in capital                                                                  17,670          16,903
   Retained earnings - substantially restricted                                                31,040          28,641
   Common stock acquired by Employees Stock
     Ownership Plan (ESOP)                                                                         --            (300)
   Common stock acquired by Management
     Recognition Plan (MRP)                                                                      (181)           (142)
   Net unrealized gain on securities available for
     sale, net of income taxes                                                                  1,063           1,611
                                                                                          ---------------------------
     Total stockholders' equity                                                                49,608          46,729
                                                                                          ---------------------------
                                                                                          $   707,100     $   639,812
                                                                                          ===========================

     The notes to consolidated financial statements are an integral part of this statement.

Consolidated Statement of Operations
(Dollars in thousands, except per share data)


                                                                                            Year Ended December 31,
                                                                                     1996            1995            1994
                                                                                     ----            ----            ----
Interest and fees on loans                                                     $    30,243     $    28,907     $    24,747
Interest on mortgage-backed certificates                                            13,224          11,406           9,169
Interest on investment securities                                                    3,657           4,046           3,072
Dividends and other interest income                                                  1,047           1,168             838
                                                                               -------------------------------------------
   Total interest income                                                            48,171          45,527          37,826
                                                                               -------------------------------------------
Interest on deposits                                                                19,240          19,382          15,395
Interest on borrowings                                                               8,847           8,094           4,101
                                                                               -------------------------------------------
   Total interest expense                                                           28,087          27,476          19,496
                                                                               -------------------------------------------
   Net interest income                                                              20,084          18,051          18,330
Provision for loan losses                                                              377             697             490
                                                                               -------------------------------------------
   Net interest income after provision for loan losses                              19,707          17,354          17,840
                                                                               -------------------------------------------
Other income:
   Gains (losses) on sales of:
     Securities, net                                                                    77            (563)            (68)
     Loans, net                                                                        629             544             247
   Loan servicing fees and late charges                                                353             441             541
   Other                                                                             2,835           2,522           2,045
                                                                               -------------------------------------------
     Total other income                                                              3,894           2,944           2,765
                                                                               -------------------------------------------
Other expenses:
   Salaries and employee benefits                                                    7,762           7,469           6,916
   Equipment, data processing, and supplies                                          2,529           2,512           2,247
   Federal deposit insurance premiums,
including
     one-time SAIF special assessment of $2,340
     in 1996                                                                         3,187             893             987
   Merger expenses                                                                      --             757              --
   Other                                                                             4,694           4,543           4,252
                                                                               -------------------------------------------
     Total other expenses                                                           18,172          16,174          14,402
                                                                               -------------------------------------------
Income before income taxes                                                           5,429           4,124           6,203
Provision for income taxes                                                           1,821           1,652           2,226
                                                                               -------------------------------------------
   Net income                                                                  $     3,608     $     2,472     $     3,977
                                                                               -------------------------------------------
Net income per common and common
   equivalent share                                                            $      2.14     $      1.48     $      2.44
                                                                               -------------------------------------------
Dividends per common share                                                     $       .75     $       .40     $       .36
                                                                               -------------------------------------------

     The notes to consolidated financial statements are an integral part of this statement.

Consolidated Statement of Changes in Stockholders' Equity
(Dollars in thousands)


                                                                                      Common    Net Unrealized
                                                                                      Stock     Gain (Loss) On
                                Common        Common     Additional                   Acquired     Securities
                                Stock         Stock        Paid-In      Retained      by ESOP      Available
                                Shares        Amount       Capital      Earnings      and MRP       For Sale       Total
                               ------------------------------------------------------------------------------------------
Balance, December 31, 1993    1,566,409    $      16     $ 16,296      $ 23,180      $   (832)       $1,150     $ 39,810
Net income                           --           --           --         3,977            --            --        3,977
Cash dividends paid, net of
  tax benefits relating to
  dividends paid on unallo-
  cated shares held by ESOP          --           --           --          (437)           --            --         (437)
Principal payments on ESOP
  loan                               --           --           --            --           100            --          100
Exercise of stock warrants       17,186           --          256            --            --            --          256
Net change in unrealized gain
  (loss) on securities available
  for sale, net of income taxes      --            --           --           --            --        (1,539)      (1,539)
Other                                --            --           36           --            14            --           50
                               ------------------------------------------------------------------------------------------
Balance, December 31, 1994    1,583,595            16       16,588       26,720          (718)         (389)      42,217
Net income                           --            --           --        2,472            --            --        2,472
Cash dividends paid, net of
  tax benefits relating to
  dividends paid on
  unallocated shares held
  by ESOP                            --           --           --          (523)           --            --         (523)
Principal payments on ESOP
  loan                               --           --           --            --           300            --          300
Exercise of stock options,
stock warrants, and related
  tax benefits                  13,783            --          276            --            --            --          276
Net unrealized gain on
  securities transferred on
  November 30, 1995 to
  available for sale, net of
  income taxes                      --            --           --            --            --           103          103
Net change in unrealized gain
  (loss) on securities available
  for sale, net of income taxes     --            --           --            --            --         1,897        1,897
Other                             (703)           --           39           (28)          (24)           --          (13)
                               ------------------------------------------------------------------------------------------
Balance, December 31, 1995   1,596,675            16       16,903        28,641          (442)        1,611       46,729
Net income                          --            --           --         3,608            --            --        3,608
Cash dividends paid, net of
  tax benefits relating to divi-
  dends paid on unallocated
  shares held by ESOP               --            --           --        (1,209)           --            --       (1,209)
Principal payments on ESOP
  loan                              --            --           --            --           300            --          300
Exercise of stock options,
stock warrants, and related
  tax benefits                  38,369            --          767            --            --            --          767
Net change in unrealized gain
  (loss) on securities available
  for sale, net of income taxes     --            --           --            --            --          (548)        (548)
Other                               --            --           --            --           (39)           --          (39)
                               ------------------------------------------------------------------------------------------
Balance, December 31, 1996   1,635,044     $      16     $ 17,670      $ 31,040      $   (181)       $1,063     $ 49,608
                               ------------------------------------------------------------------------------------------

     The notes to consolidated financial statements are an integral part of this statement.

Consolidated Statement of Cash Flows
(Dollars in thousands)

                                                                     Year Ended December 31,
                                                                 1996         1995         1994
                                                                -------------------------------
Cash flows from operating activities:
   Net income                                              $    3,608   $    2,472    $   3,977
   Add (deduct) items not affecting cash during the year:
     Provision for loan losses                                    377          697          490
     Provision for losses on real estate owned                    136          199          274
     Amortization of loan yield adjustments                       (98)        (227)         (30)
     Federal Home Loan Bank stock dividends                         -            -          (58)
     Depreciation, amortization and accretion, net              2,481        1,617        1,434
     Net (gains) losses on sales/disposals of:
        Securities                                                (77)         563           68
        Loans                                                    (629)        (544)        (247)
        Real estate, property and equipment                       160         (244)         215
Proceeds from sales of loans held for sale                     46,685       37,848       31,442
Originations of loans held for sale                           (45,003)     (33,424)     (26,929)
Change in assets/liabilities net of
   effects from acquisition:
   Increase in interest receivable and other assets            (3,689)        (772)        (477)
   Increase (decrease) in other liabilities                      (532)        (410)       1,113
                                                                 ----         ----        -----
   Net cash provided by operating activities                    3,419        7,775       11,272
                                                                -----        -----       ------
Cash flows from investing activities:
   Purchases of securities available for sale                 (67,906)    (103,420)     (32,708)
   Purchases of securities held to maturity                         -      (53,321)     (88,066)
   Proceeds from sales of securities available for sale        14,792       68,689       56,357
   Principal repayments on securities available for sale       66,519        8,499          476
   Principal repayments on securities held to maturity              -       24,020       32,820
   Proceeds from maturities and calls
     of securities available for sale                          29,160       10,000        2,500
   Proceeds from maturities of securities held to maturity          -            -        9,000
   Net increase in loans held for investment                 (105,602)     (10,517)     (14,857)
   Net proceeds on sales of real estate owned                   1,837          828          116
   Additions to real estate owned                                (398)        (727)      (2,081)
   Purchases of Federal Home Loan Bank
     stock and Federal Reserve Bank stock                      (7,942)      (5,191)      (5,198)
   Redemption of Federal Home Loan Bank stock                   7,110        3,900        4,635
   Purchases of property and equipment                         (2,662)      (2,620)      (1,567)
   Proceeds from sales of property and equipment                    -          389            -
   Payments to acquire business, net of cash received               -            -       (4,674)
                                                               ------       ------       ------
     Net cash used for investing activities                   (65,092)     (59,471)     (43,247)
                                                              -------      -------      -------
Cash flows from financing activities:
   Proceeds from exercise of stock options and warrants           583          196          256
   Net increase (decrease) in deposits                         48,435       30,108      (34,092)
   Proceeds from Federal Home Loan Bank advances            1,918,000    1,247,000      371,400
   Repayment of Federal Home Loan Bank advances            (1,903,000)  (1,221,000)    (324,149)
   Net increase in securities sold under agreement
     to repurchase and federal funds purchased                  2,267        3,436          975
   Cash dividends paid                                         (1,215)        (531)        (445)
   Other, net                                                    (324)        (468)         (49)
                                                                 ----         ----          ---
     Net cash provided by financing activities                 64,746       58,741       13,896
                                                               ------       ------       ------
Increase (decrease) in cash and cash equivalents                3,073          7,045    (18,079)
Cash and cash equivalents, beginning of year                   20,405         13,360     31,439
                                                               ------         ------     ------
Cash and cash equivalents, end of year                     $   23,478   $     20,405  $  13,360
                                                           ==========   ============  =========
Supplemental disclosures of cash flow information:
   Cash paid during the year for interest                  $   11,883   $     15,082  $   8,612
   Cash paid during the year for income taxes                   1,595          1,691      2,140

   Schedule of noncash investing and financing activities:
     Real estate acquired in settlement of loans                3,920          3,055      3,611
     Loans to facilitate sale of real estate owned              1,622          3,486      3,281



     The notes to consolidated financial statements are an integral part of this statement.

Notes To Consolidated Financial Statements

Note 1
Summary of Significant Accounting Policies

     CENIT Bancorp, Inc. (the "Holding Company" or the "Company") is a Delaware corporation that owns CENIT Bank, FSB ("CENIT Bank"), a federally chartered stock savings bank, and Princess Anne Bank ("Princess Anne"), a Virginia commercial bank. See Note 2 for a discussion of the business combination between the Company and Princess Anne.
     The  preparation of the financial  statements in conformity  with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

     The consolidated financial statements include the accounts of the Company, its two wholly-owned subsidiaries, CENIT Bank, FSB, and Princess Anne Bank (the "Banks"), and CENIT Bank's wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Investment Securities

     On December 31, 1993, the Company adopted Statement of Financial Accounting Standards No. 115 (FAS 115), "Accounting for Certain Investments in Debt and Equity Securities." FAS 115 requires that certain securities be classified into one of three categories: held to maturity, available for sale, or trading. Securities classified as held to maturity are carried at amortized cost; securities classified as available for sale are carried at their fair value with the amount of unrealized gains and losses, net of income taxes, reported as a separate component of stockholders' equity; and securities classified as trading are carried at fair value with the unrealized gains and losses included in earnings.
     In November 1995, The Financial Accounting Standards Board issued "A Guide to Implementation of FAS 115 - Questions and Answers." This guide allowed entities such as the Company a one-time opportunity to reassess the appropriateness of the classifications of securities held in their investment portfolios. As described in Note 4 , on November 30, 1995, the Company transferred U. S. Government agency securities and mortgage-backed certificates from held to maturity to available for sale.
     Premium amortization and discount accretion are included in interest income and are calculated using the interest method over the period to maturity of the related asset. The adjusted cost of specific securities sold is used to compute realized gain or loss on sale. The gain or loss realized on sale is recognized on the trade date.

Loans

     Loans held for investment are carried at their outstanding principal bal ance. Unearned discounts, premiums, deferred loan fees, and the allowance for loan losses are treated as adjustments of loans in the consolidated statement of financial condition.
     Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114 (FAS 114), "Accounting by Creditors for Impairment of a Loan," and Statement of Financial Accounting Standards No. 118 (FAS 118), "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These statements require creditors to account for impaired loans, except for those loans that are accounted for at fair value or at the lower of cost or fair value, at the present value of the expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement.agreement.
                                                      23

     In connection with the Company's adoption of these standards, loans previously classified as insubstance foreclosures and included in Real Estate Owned ("REO") were reclassified to loans held for investment. At January 1, 1995, such amounts totaled $3.4 million.
     At December 31, 1996 and 1995, approximately seventy-four percent and eighty-five percent, respectively, of the principal balance of the Banks' real estate loans were to residents of or secured by properties located in Virginia. This geographic concentration is also considered in management's establishment of loan loss reserves.
     Interest on loans is credited to income as earned. Interest receivable is accrued only if deemed collectible. Generally, interest is not accrued on loans over ninety days past due. Uncollectible interest on loans that are contractually past due is charged-off or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower has reestablished the ability to make periodic interest and principal payments, in which case the loan is returned to accrual status. Interest income is recognized on loans which are ninety days or more past due only if management considers the principal and interest balance to be fully collectible. Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of yield over the contractual life of the related loan. The unamortized portion of net deferred fees is recognized in income if loans prepay or if commitments expire unfunded. The amortization of net fees or costs is included in interest and fees on loans in the consolidated statement of operations.
     Loans held for sale are carried at the lower of cost or market on an aggregate basis. Loan fees collected and direct origination costs incurred with respect to loans held for sale are deferred as an adjustment of the carrying value of the loans and are included in the determination of gain or loss on sale.

Allowance for Loan Losses

     The allowance for loan losses represents management's estimate of an amount adequate to absorb potential losses on loans that may become uncollectible. Factors considered in the establishment of the allowance for loan losses include management's evaluation of specific loans, the level and composition of classified loans, historical loss experience, expectations of future economic conditions, concentrations of credit and other judgmental factors. The allowance for loan losses is increased by charges to income and decreased by charge-offs, net of recoveries. Actual future losses may differ from estimates as a result of unforeseen events.

Real Estate Owned

     Real estate acquired in settlement of loans is recorded at the lower of the unpaid loan balance or estimated fair value less estimated costs of sale at the date of foreclosure. Subsequent valuations are periodically performed and valuation allowances are established if the carrying value of the real estate exceeds estimated fair value less estimated costs of sale. Costs related to development and improvement of real estate are capitalized. Net costs related to holding assets are expensed.

Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation and amortization. Major renewals or betterments are capitalized and depreciated over their estimated useful lives. Repairs and maintenance are charged to expense in the year incurred. Depreciation and amortization are computed principally on the straight-line basis over the estimated useful lives of the related assets.

Goodwill and other intangibles

     Goodwill resulted from a 1994 merger of Homestead Savings Bank, FSB ("Homestead") into CENIT Bank and from a 1996 acquisition of deposits from Essex Savings Bank, FSB ("Essex") by CENIT Bank. Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over 15 years. In connection with the acquisition of deposits from Essex, CENIT Bank also recorded a core deposit intangible. The core deposit intangible represents the estimated fair value of certain customer relationships acquired and is amortized on an accelerated basis over 10 years.

Long-Lived Assets

     Long-lived assets to be held and those to be disposed of and certain other intangibles are evaluated for impairment using the guidance of Statement of Financial Accounting Standards No. 121 (FAS 121), 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which was adopted by the Company on January 1, 1996. FAS 121 establishes when an impairment loss should be recognized and how an impairment loss should be measured. The adoption of FAS 121 did not have a significant impact on the financial statements of the Company.

Deposits

     Interest on deposits is accrued and compounded according to the contractual term of the deposit account and either paid to the depositor or added to the deposit account. On term accounts, the forfeiture of interest (because of withdrawal prior to maturity) is offset as of the date of withdrawal against interest expense.

Securities Sold Under Agreements to Repurchase

     The Banks enter into sales of securities under agreements to repurchase (reverse repurchase agreements). Fixed-coupon reverse repurchase agreements are treated as financing transactions, and the obligations to repurchase securities sold are reflected as liabilities in the statement of financial condition. The securities underlying the agreements continue to be recorded as assets.

Income Taxes

     The provision for income taxes is based upon income taxes estimated to be currently payable and certain changes in deferred income tax assets and liabilities. The deferred tax assets and liabilities relate principally to the use of different reporting methods for bad debts, depreciation, and Federal Home Loan Bank stock dividends.

Statement of Cash Flows

     For purposes of the statement of cash flows, the Company considers cash, federal funds sold and other overnight interest-bearing deposits to be cash and cash equivalents.

Earnings and Dividends Per Share

     Earnings per share for years ended December 31, 1996, 1995 and 1994 were determined by dividing net income for the respective year by 1,688,556 shares, 1,676,057 shares, and 1,630,301 shares, respectively, the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Stock options and warrants are regarded as common stock equivalents and are therefore considered in earnings per share calculations, if dilutive. Common stock equivalents are computed using the treasury stock method. There is no material difference between primary and fully-diluted earnings per share. Dividends per share were determined by dividing historical dividends declared by the Company by historical common shares outstanding of the Company, without adjustment for the shares issued in connection with the Princess Anne merger. Princess Anne declared no dividends in 1995 and 1994.

Comparative Financial Statements

     The financial statements for 1994 and 1995 have been reclassified to conform to the 1996 presentation. Such reclassifications had no impact on previously reported net income.

Note 2
Business Combinations

Princess Anne Bank

     On August 1, 1995, the Company and Princess Anne Bank became affiliated pursuant to a definitive agreement entered into in November 1994. The transactions contemplated by the Agreement and Plan of Reorganization were approved by the shareholders of both the Company and Princess Anne at special meetings held on July 26, 1995. Under the terms of the agreement, Princess Anne's shareholders received 0.3364 shares of CENIT Bancorp common stock for each share of Princess Anne common stock. This resulted in the issuance of 353,779 shares of CENIT Bancorp common stock. This combination was accounted for as a pooling of interests. In connection with this transaction, merger expenses totaling $757,000 were recognized in 1995.
     As part of this transaction, effective August 1, 1995, Princess Anne began operating as a wholly-owned subsidiary of the Company. At August 1, 1995, Princess Anne reported total assets of $94.1 million and stockholders' equity of $6.9 million. Effective November 1, 1995, CENIT Bank's three Virginia Beach branch offices, with total deposits of $80.6 million on that date, were transferred to Princess Anne. As a result, subsequent to the transfer, Princess Anne has six branch offices in Virginia Beach.
     The following summarizes the separate historical results of operations for CENIT Bancorp and Princess Anne for periods prior to the merger, during which time there were no intercompany transactions (in thousands):



                                                   CENIT     Princess
                                                  Bancorp      Anne    Combined
                                                  -------    --------  --------

Six months ended June 30, 1995:
   (Unaudited)
   Net interest income                             $ 7,092   $ 1,938   $ 9,030
   Net income                                        1,283       492     1,775
Year ended December 31, 1994:
   Net interest income                              14,723     3,607    18,330
   Net income                                        3,116       861     3,977

     CENIT Bancorp's total stockholders' equity increased from $36.2 million at December 31, 1994 to approximately $38.0 million at June 30, 1995. This increase resulted primarily from $1,283,000 of net income during the period and a $517,000 change in the net unrealized gain (loss) on securities available for sale, net of income taxes. Princess Anne's total stockholders' equity increased from approximately $6.0 million at December 31, 1994 to approximately $6.8 million at June 30, 1995. This increase resulted primarily from $492,000 of net income during the period, a $259,000 change in the net unrealized gain (loss) on securities available for sale, net of income taxes, and $82,000 of proceeds on the exercise of stock options and warrants.

Homestead Savings Bank

     On April 1, 1994, CENIT Bank and Homestead merged pursuant to a definitive agreement entered into on October 21, 1993. This merger was accounted for by the purchase method of accounting. Each of the 333,794 shares of Homestead common stock issued and outstanding was converted into the right to receive $17.08 in cash, amounting to a total purchase price of $5.7 million. The cash required for the purchase was obtained by CENIT Bank pursuant to an advance made to CENIT Bank by the Federal Home Loan Bank of Atlanta.
     At March 31, 1994, Homestead had total assets of approximately $53.9 million and deposits of approximately $47.1 million. Homestead had two branch offices and a mortgage origination office in the Western Branch area of Chesapeake, Virginia, and one branch office in Portsmouth, Virginia. When Homestead was merged into CENIT Bank, these offices became part of CENIT Bank. Additionally, on April 1, 1994, CENIT Bank's previous retail office in Portsmouth, Virginia was consolidated into Homestead's retail office in that city because of the proximity of the two locations.
     As part of the Homestead merger, assets with a total fair value of $53.7 million were acquired, liabilities with a total fair value of $50.0 million were assumed, and goodwill of $2.0 million was recorded. Amortization of goodwill totaled $134,000 in both 1996 and 1995, resulting in a remaining balance of $1,642,000 and $1,776,000 at December 31, 1996 and 1995, respectively.

     The following unaudited pro forma financial information for the year ended December 31, 1994 is presented for informational purposes only. This information assumes the Homestead merger was consummated on January 1, 1994 and is not necessarily indicative of the combined results of operations which would actually have occurred had the transaction been consummated on that date or which may be obtained in the future. This financial information includes the actual separate operating results of the Company and Homestead through March 31, 1994, the financial impact of all pro forma adjustments through March 31, 1994, and the actual combined operating results of the Company for the period April 1, 1994 through December 31, 1994. Dollars are in thousands, except per share data.


                                                       Unaudited Pro Forma
                                                       Results of Operations
                                                    Year Ended December 31, 1994

               Total interest income                        $  38,788
               Net interest income                             18,811
               Provision for loan losses                          500
               Other income                                     2,846
               Other expenses                                  14,761
               Provision for income taxes                       2,308
               Net income                                       4,088
               Earnings per share                                2.51

Note 3
Acquisition of deposits

     On September 26, 1996 and November 7, 1996, CENIT Bank assumed the deposits of five Essex Savings Bank, FSB ("Essex") branches pursuant to a Branch Purchase and Deposit Assumption Agreement dated July 2, 1996. As part of these transactions, CENIT Bank assumed approximately $68.1 million of deposits, acquired certain other assets and liabilities, and received approximately $65.5 million of cash. CENIT Bank used the majority of the cash proceeds received in connection with the deposit assumptions to reduce its Federal Home Loan Bank
(FHLB) advances.
     CENIT Bank still operates the former Essex offices located in Downtown Hampton, Virginia and in the Denbigh area of Newport News, Virginia. The deposits associated with Essex's Norfolk and Portsmouth, Virginia offices were consolidated into existing CENIT Bank retail offices in those neighborhoods, and the deposits associated with Essex's Grafton, Virginia office were consolidated into CENIT Bank's existing Kiln Creek office located in York County, Virginia.
     In connection with these transactions, CENIT Bank recorded total intangible assets of approximately $2.8 million. Goodwill totaled approximately $2,341,000 and the core deposit intangible totaled approximately $458,000. Amortization of goodwill and the core deposit intangible in 1996 totaled $39,000 and $21,000, respectively, resulting in remaining balances of approximately $2,302,000 and $437,000, respectively, at December 31, 1996.

Note 4
Securities Available for Sale

Securities available for sale are as follows (in thousands):

                                                                         December 31,
                                                        1996                                              1995
                                 -----------------------------------------------   ------------------------------------------------
                                                  Gross       Gross                                 Gross       Gross
                                   Amortized   Unrealized   Unrealized    Fair      Amortized    Unrealized  Unrealized       Fair
                                     Cost         Gains       Losses      Value       Cost          Gains       Losses        Value
                                 ----------- ----------- ----------- -----------   -----------  ----------- ----------- -----------
U.S. Treasury securities         $    40,178 $       181 $      (63) $    40,296   $    49,330  $      782  $      (12) $    50,100
                                 ----------- ----------- ----------- -----------   -----------  ----------- ----------- -----------
Other U. S. Government
agency securities                      6,000          14         (5)       6,009        14,960          60          (2)      15,018
                                 ----------- ----------- ----------- -----------   ----------- -----------  ----------- -----------
Mortgage-backed certificates:
   Federal Home Loan
     Mortgage Corporation
     participation certificates      162,890       1,302       (139)     164,053       178,789       1,251        (186)     179,854
   Federal National Mortgage
     Association pass-through
     certificates                      9,867         250         (4)      10,113        18,522         356          (4)      18,874
   Government National
     Mortgage Association
     pass-through certificates         3,432         108          --       3,540         4,261         187           --       4,448
                                 ----------- ----------- ----------- -----------   ----------- -----------  ----------- -----------
     Total mortgage-backed
       certificates                  176,189       1,660       (143)     177,706       201,572       1,794        (190)     203,176
                                 ----------- ----------- ----------- -----------   ----------- -----------  ----------- -----------
                                 $   222,367 $     1,855 $     (211) $   224,011   $   265,862 $     2,636  $     (204) $   268,294
                                 =========== =========== ==========  ===========   =========== ===========  ==========  ===========

     As described in Note 1, on November 30, 1995, the Company transferred U. S. Government agency securities with a total book value of $13,065,000 and mortgage-backed certificates with a total book value of $211,001,000 from held to maturity to available for sale. At the time of transfer, the U. S. Government Agency securities had a total fair value of $12,962,000 and the mortgage-backed certificates had a total fair value of $211,498,000.
     During 1996, the Company recognized gross gains of $140,000 and gross losses of $63,000 on the sale of available for sale securities. During 1995, the Company recognized gross losses of $563,000 on the sale of available for sale securities.

     The amortized cost and fair value of securities available for sale at December 31, 1996 are shown below by contractual maturity (in thousands):

                                                     Amortized         Fair
                                                       Cost            Value
                                                       ----            -----
Due in one year or less                            $   14,010      $    14,072
Due after 1 year through 5 years                       32,168           32,233
Mortgage-backed certificates                          176,189          177,706
                                                   ----------      -----------
                                                   $  222,367      $   224,011
                                                   ==========      ===========

     At December 31, 1996, the Company's amortized cost of its investment in mortgage-backed certificates available for sale includes $24,266,000 at fixed rates, including $7,662,000 and $10,319,000 with five- and seven-year balloon provisions, respectively, and $151,923,000 at variable rates.

Note 5
Loans

Loans held for investment consist of the following (in thousands):


                                                December 31,
                                              1996         1995
                                              ----         ----

First mortgage loans:

  Single family                           $ 263,498    $ 153,417
  Multi-family                                7,100        9,343
  Construction:
    Residential                              52,662       55,861
    Nonresidential                            3,365           50
  Commercial real estate                     58,314       63,044
  Consumer lots                               5,396        5,646
  Acquisition and development                16,010       14,961
Equity and second mortgage                   29,578       20,811
Purchased mobile home                           137          206
Boat                                          7,814        9,766
Other consumer                                6,606        5,211
Commercial business                          17,922       19,259
                                             ------       ------
                                            468,402      357,575
Undisbursed portion of construction
  and acquisition and development loans     (42,309)     (34,728)
Allowance for loan losses                    (3,806)      (3,696)
Unearned discounts, premiums, and loan
  fees, net                                     (68)          43
                                          ---------    ---------
                                          $ 422,219    $ 319,194
                                          =========    =========

     At December 31, 1996, the Company's gross loan portfolio contains $186,449,000 of adjustable-rate mortgage loans and $68,465,000 of loans which are callable or balloon at various dates over the next seven years. Prime- based loans, net of the undisbursed portion of construction and acquisition and development loans, totaled $70,655,000 at December 31, 1996.

Nonaccrual loans are as follows (in thousands):

                                         December 31,
                                    1996     1995     1994
                                    ----     ----     ----


Single family                     $1,172   $  527   $  452
Multi-family                           -        -       90
Construction                           -        -       53
Commercial real estate               457        -      139
Land acquisition                     200      200      527
Purchased mobile home                 83      134      310
Other consumer                        17        3        -
Commercial business                  483       70       68
                                  ------   ------   ------

                                  $2,412   $  934   $1,639
                                  ======   ======   ======

     Interest income that would have been recorded under the contractual terms of such nonaccrual loans and the interest income actually recognized are summarized as follows (in thousands):

                                     Year Ended December 31,
                                       1996   1995   1994
                                       ----   ----   ----
Interest income based on contractual
  terms                                $252   $ 80   $168
Interest income recognized              114     33     65
                                       ----   ----   ----

  Interest income foregone             $138   $ 47   $103
                                       ====   ====   ====

Changes in the allowance for loan losses are as follows (in thousands):

                                   Year Ended December 31,
                                  1996       1995       1994
                                  ----       ----       ----

Balance at beginning of year   $ 3,696    $ 3,789    $ 4,039
Provision for loan losses          377        697        490
Losses charged to allowance       (738)      (995)    (1,024)
Recovery of prior losses           471        205        127
Allowance for loans acquired         -          -        157
                               -------    -------    -------
  Balance at end of year       $ 3,806    $ 3,696    $ 3,789
                               =======    =======    =======

   Impaired loans at December 31, 1996 and 1995 were not significant.

     Loans serviced for others approximate $17,740,000 at December 31, 1996, $20,284,000 at December 31, 1995, and $23,598,000 at December 31, 1994.

Note 6
Interest Receivable

The components of interest receivable are as follows (in thousands):

                                                    December 31,
                                                  1996       1995
                                                  ----       ----

Interest on loans                              $ 2,808    $ 2,265
Interest on mortgage-backed certificates         1,962      1,716
Interest on investments and interest-bearing
  deposits                                         907      1,431
                                               -------    -------
                                                 5,677      5,412
Less:  Allowance for uncollected interest         (221)      (121)
                                               -------    -------
                                               $ 5,456    $ 5,291
                                               =======    =======

Note 7
Real Estate Owned

Real estate owned is as follows (in thousands):

                                 December 31,
                                1996       1995
                                ----       ----


Residential:
  Single family              $ 2,165    $ 1,074
  Multi-family                     -        717
Land                              97        198
Commercial real estate           707          -
                              ------     ------
                               2,969      1,989
Less:  Valuation allowance      (200)      (161)
                             -------    -------
                             $ 2,769    $ 1,828
                             =======    =======



     Changes in the valuation allowance for real estate owned are as follows (in thousands):

                                                   Year Ended December 31,
                                                   1996     1995     1994
                                                   ----     ----     ----


Balance at beginning of year                      $ 161    $ 192    $ 226
Provision for losses                                136      199      274
Losses charged to allowance                         (97)    (230)    (308)
                                                  -----    -----    -----
  Balance at end of year                          $ 200    $ 161    $ 192
                                                  =====    =====    =====

     The provision for losses on real estate owned is included in other expense in the accompanying consolidated statement of operations.

Note 8
Federal Home Loan Bank and Federal Reserve Bank Stock

     Investment in the stock of the Federal Home Loan Bank (FHLB) is required by law for federally insured savings associations such as CENIT Bank. Princess Anne has also invested in FHLB stock as a requisite for membership in the FHLB. No ready market exists for the stock and it has no quoted market value. The FHLB is required under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") to use its future earnings in various government-mandated programs including low to moderate income housing. These programs and other uses of the FHLB's future earnings could impair its ability to pay dividends to the Company on this investment.
     Investment in the stock of the Federal Reserve Bank is required by law for insured institutions such as Princess Anne. No ready market exists for the stock and it has no quoted market value.

Note 9
Property and Equipment

Property and equipment consist of the following (in thousands):

                                           December 31,
                                         1996        1995
                                         ----        ----

Buildings and improvements            $ 10,686    $  9,556
Furniture and equipment                  8,457       7,567
                                         -----       -----
                                        19,143      17,123
Less:  Accumulated depreciation and
  amortization                          (9,294)     (8,560)
                                        ------      ------
                                         9,849       8,563
Land                                     2,815       2,709
                                         -----       -----
                                      $ 12,664    $ 11,272
                                      ========    ========

     Depreciation and amortization expense is $1,037,000, $1,061,000, and $988,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

Note 10
Deposits

     Deposit balances by type and range of interest rates at December 31, 1996 and 1995 are as follows (in thousands):
                                                                  December 31,
                                                                1996       1995


Noninterest-bearing:
   Commercial checking                                       $ 40,130   $ 33,372
   Personal checking                                            6,024      5,292
                                                                -----      -----
      Total noninterest-bearing deposits                       46,154     38,664
                                                               ------     ------

Interest-bearing:
   Passbook (interest rates of 3.01% at 1996 and
      1995)                                                    21,175     21,258
   Checking accounts (interest rates of 2.24% at
      1996 and 2.81% at 1995)                                  30,266     29,783
   90-day passbook and statement savings
      (interest rates of 3.68% at 1996 and 3.89%
      at 1995)                                                 26,867     24,175
   Money market deposits (interest rates of
      3.25% at 1996 and 3.44% at 1995)                         44,815     42,233
   Certificates:
                3.99% or less                                     451        644
                4.00% to 4.99%                                100,302     51,320
                5.00% to 5.99%                                179,399    133,573
                6.00% to 6.99%                                 37,244     94,235
                7.00% to 7.99%                                 10,280     14,010
                8.00% to 8.99%                                    775        480
                9.00% to 9.99%                                  1,237        155
                                                              -------    -------
                Total certificates                            329,688    294,417
                                                              -------    -------
                Total interest-bearing deposits               452,811    411,866
                                                              -------    -------
                Total deposits                               $498,965   $450,530
                                                             ========   ========

     Certificates in denominations greater than $100,000 aggregated $23,967,000 and $22,923,000 at December 31, 1996 and 1995, respectively. The weighted average cost of deposits approximates 4.70% and 4.80% for the years ended December 31, 1996 and 1995, respectively.

The following is a summary of interest expense on deposits (in thousands):

                                              Year Ended December 31,
                                            1996        1995        1994
                                            ----        ----        ----


Passbook                                $    601    $    695    $    841
Checking accounts                            677         767         748
90-day passbook and statement savings        957         866         767
Money market deposits                      1,398       1,506       1,399
Certificates                              15,678      15,593      11,696
Less:  Early withdrawal penalties            (71)        (45)        (56)
                                        --------    --------    --------
                                        $ 19,240    $ 19,382    $ 15,395
                                        ========    ========    ========

     At December 31, 1996, remaining maturities on certificates are as follows (in thousands):


                                              1997                 $ 229,529
                                              1998                    48,743
                                              1999                    19,758
                                              2000                    22,420
                                              2001                     9,238
                                                                   ---------
                                                                   $ 329,688
                                                                   =========

     At December 31, 1996, the Banks have pledged mortgage-backed  certificates,
U. S. Treasury securities, and other U. S. Government agency securities with a total carrying value of $15,742,000 to the State Treasury Board as collateral for certain public deposits.

Note 11
Advances from the Federal Home Loan Bank

     At December 31, 1996, advances from the Federal Home Loan Bank (FHLB) consist of $123,000,000 of short- term variable rate advances and a $25,000,000 callable fixed rate advance with an interest rate of 4.96%. These advances are collateralized by mortgage-backed certificates with a net book value of approximately $142,044,000 and by first mortgage loans with a net book value of approximately $154,289,000. The weighted average cost of advances from the FHLB is 5.44% and 6.16% for the years ended December 31, 1996 and 1995, respectively

Note 12
Other Borrowings

     In connection with CENIT Bank's conversion from a mutual savings bank to a stock savings bank, the Company established an Employees Stock Ownership Plan ("ESOP"). The ESOP was funded by the proceeds from a $1,000,000 loan from an unrelated third party lender. The loan, which was repaid in full in 1996, was secured by the common stock of the Company purchased with the loan proceeds and was guaranteed by the Company.

Note 13
Securities Sold under Agreements to Repurchase

     At December 31, 1996, mortgage-backed certificates sold under agreements to repurchase had a carrying value of $7,661,000 and a market value of $7,273,000. The mortgage-backed certificates underlying these repurchase agreements were delivered to a branch of the Federal Reserve Bank which is acting as custodian in the transaction. The Company enters into reverse repurchase agreements with dealers and certain commercial deposit customers. The reverse repurchase agreements executed with commercial deposit customers do not constitute savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation. At December 31, 1996, all of the Company's reverse repurchase agreements were with commercial customers.

     The following is a summary of certain information regarding the Company's reverse repurchase agreements (dollars in thousands):
                                                                 December 31,
                                                              1996         1995
                                                              ----         ----


Balance at end of year                                     $ 7,138      $ 4,871
Average amount outstanding during the year                   8,616        2,543
Maximum amount outstanding at any month end                 30,382        4,871
Weighted average interest rate during the year                4.67%        4.80%
Weighted average interest rate at end of year                 4.40%        4.35%
Weighted average maturity at end of year                     daily        daily

Note 14
Other Income and Other Expense

The components of other income and other expense are as follows (in thousands):


                                                     Year Ended December 31,
                                                1996          1995          1994
                                              ----------------------------------
Other income:
Deposit fees                                  $1,425        $1,024        $1,142
Brokerage fees                                   413           716           457
Merchant processing fees                         738           502           358
Other miscellaneous                              259           280            88
                                              ------        ------        ------
                                              $2,835        $2,522        $2,045
                                              ======        ======        ======

Other expense:
Net occupancy expense of premises             $1,715      $1,404      $1,143
Professional fees                                474         676         631
Expenses, gains/losses on sales,
   and provision for losses on real
   estate owned, net                              38         372         595
Merchant processing                              586         377         272
Other miscellaneous                            1,881       1,714       1,611
                                              ------      ------      ------
                                              $4,694      $4,543      $4,252
                                              ======      ======      ======

Note 15
Income Taxes

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.

     Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                         December 31,
                                                 1996         1995         1994


Deferred tax assets:
   Bad debt reserves                          $ 1,297      $ 1,199      $ 1,152
   Unrealized losses on securities
              available for sale                    -            -          218
   Other                                           34          107          253
                                              -------      -------      -------
                                                1,331        1,306        1,623
                                              -------      -------      -------

Deferred tax liabilities:
   Federal Home Loan Bank
     stock dividends                             (696)        (696)        (696)
   Unrealized gains on securities
     available for sale                          (580)        (821)           -
   Depreciation                                  (327)        (291)        (461)
   Other                                         (106)        (106)         (54)
                                              -------      -------      -------
                                               (1,709)      (1,914)      (1,211)
                                              -------      -------      -------
Net deferred tax asset (liability)            $  (378)     $  (608)     $   412
                                              =======      =======      =======

     A net deferred tax asset of $176,000 resulted from the April 1, 1994 merger with Homestead as described in Note 2.

The provision for income taxes consists of the following (in thousands):

                                                 Year Ended December 31,
                                          1996             1995             1994
                                          ----             ----             ----


Current:
   Federal                             $ 1,810          $ 1,615          $ 1,907
   State                                     -               56              174
                                       -------          -------          -------
                                         1,810            1,671            2,081
                                       -------          -------          -------
Deferred:
   Federal                                   8              (19)             128
   State                                     3                -               17
                                       -------          -------          -------
                                            11              (19)             145
                                       -------          -------          -------
                                       $ 1,821          $ 1,652          $ 2,226
                                       =======          =======          =======

     The reconciliation of "expected" federal income tax computed at the statutory rate (34%) to the reported provision for income taxes is as follows (in thousands):

                                                       Year Ended December 31,
                                                      1996       1995      1994
                                                      ----       ----      ----

Computed "expected" tax provision                  $ 1,846    $ 1,402   $ 2,109
  Increase (decrease) in taxes
    resulting from:
      State income taxes, net of
       federal tax benefit                               2         37       126
              Nondeductible merger expenses              -        172         -
      Other                                            (27)        41        (9)
                                                   -------    -------   -------
 Provision for income taxes                        $ 1,821    $ 1,652   $ 2,226
                                                   =======    =======   =======

     For tax purposes, CENIT Bank may only deduct bad debts as charged off. This amount may differ significantly from the amount deducted for book purposes. Retained earnings at December 31, 1996 includes $6,134,000 representing that portion of CENIT Bank's tax bad debt allowance for which no provision for income taxes has been made. This amount would be subject to federal income taxes if CENIT Bank were to use the reserve for purposes other than to absorb losses.

Note 16
Employee Benefit Plans

Employees Stock Ownership Plan

     The Company recognizes compensation expense on an accrual basis based upon the annual number of shares to be released valued at historical cost, plus estimated annual administrative expenses of the ESOP, less estimated annual dividends to be used for debt service and administrative expenses. ESOP related compensation expense recognized by the Company totaled $238,000 in 1996, $281,000 in 1995, and $90,000 in 1994. The Company recognizes interest expense on the ESOP loan and makes quarterly contributions to the ESOP sufficient to fund such interest payments. Total contributions to the ESOP, which were used to fund principal and interest payments on the ESOP loan and administrative expenses of the ESOP, totaled $254,000 in 1996, $322,000 in 1995, and $132,000 in 1994.
     In 1994, dividends received by the ESOP on unallocated and allocated shares were used for debt service and administrative expenses, respectively. Dividends received in 1994 on unallocated and allocated shares totaled $22,000 and $9,000, respectively. In 1995 and 1996, dividends received on both unallocated and allocated shares were used for debt service. Dividends received in 1995 and 1996 totaled $34,000 and $63,000, respectively. The tax benefit relating to dividends paid on unallocated shares held by the ESOP is reflected as an addition to retained earnings. Shares are released and allocated to eligible participants on an annual basis. The number of additional shares released and allocated annually is based upon the pro rata amount of the total ESOP loan principal paid in that year as compared to the ESOP loan principal balance at the beginning of that year. At December 31, 1996, the ESOP has 26,086 of unreleased shares, all of which are committed-to-be-released based upon 1996 ESOP loan principal payments, and 56,441 allocated shares. The historical cost of unreleased shares held by the ESOP at December 31, 1996 totaled $300,000. A total of 2,649 shares were distributed in 1996 to terminated employees. All shares held by the ESOP are considered outstanding for earnings per share calculations.

401(k) Plans

     The Company has a 401(k) plan to which eligible employees may contribute a specified percentage of their gross earnings each year. For the years ended December 31, 1996, 1995 and 1994, the maximum percentage that could be contributed by employees was 7%, 6%, and 10%, respectively. The Company matches 50% of employee contributions and in 1994 also contributed 2% of gross payroll for eligible employees. Effective January 1, 1996, the 401(k) plan was amended to allow participation by Princess Anne. In 1995 and 1994, Princess Anne had a separate 401(k) plan covering substantially all employees. Princess Anne employees could have contributed a specified percentage of their gross earnings to a maximum of 15% each year. Princess Anne matched 50% of the first 7% of employees' contributions in 1995 and 100% of the first 6% in 1994. The Company contributed a total of $154,000, $131,000, and $259,000 to these plans during the years ended December 31, 1996, 1995 and 1994, respectively.

Postretirement Benefit Plan

     The Company sponsors a postretirement health care and life insurance benefit plan. This plan is unfunded and the Company retains the right to modify or eliminate these benefits. Participating retirees and eligible dependents under the age of 65 are covered under the Company's regular medical and dental plans. Participating retirees and eligible dependents age 65 or older are eligible for a Medicare supplement plan. The medical portion of the plan is contributory for retirees, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and copays. The life insurance portion of the plan is noncontributory.

     As permitted by FAS 106, the Company elected to amortize its unrecognized transition obligation over 20 years. At December 31, 1996 and December 31, 1995, the Company's unfunded accumulated postretirement benefit obligation totaled $537,000 and $541,000, respectively, and the accrued postretirement benefit cost recognized in the statement of financial condition totaled $110,000 and $85,000, respectively. Postretirement benefit cost was $71,000, $71,000 and $77,000 in 1996, 1995 and 1994, respectively.

Note 17
Stock Options and Awards

     At December 31, 1996, the Company has two stock-based compensation plans, the CENIT Stock Option Plan and the Management Recognition Plan, which are described below. Princess Anne also had three stock option plans prior to the merger with the Company. The Company has elected not to adopt the recognition provisions of Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation," which requires a fair-value based method of accounting for stock options and similar equity awards, and will continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations to account for its stock-based compensation plans. If the Company had accounted for stock options granted in 1995 and 1996 under the provisions of FAS No. 123, the pro forma effect on 1995 and 1996 net income and earnings per share would not be material.

CENIT Stock Option Plan

     In conjunction with CENIT Bank's conversion, the Company adopted a stock option plan for the benefit of directors and specified key officers. The total number of shares of common stock reserved for issuance under the stock option plan is 123,625. Under the plan, the option price cannot be less than the fair market value of the common stock on the date of the grant and options expire no later than ten years after the date of the grant. Options issued in connection with the conversion are exercisable in full from two to five years after the date of grant. Options granted in 1993 became exercisable in full two years after the date of grant and options granted in 1994, 1995 and 1996 are exercisable 25% each year over four years. In addition, limited stock appreciation rights have been granted with the options issued. These may be exercised in lieu of the related stock options only in the event of a change in control of the Company, as defined in the stock option plan.

Princess Anne Stock Option Plans

     Princess Anne had three stock option plans prior to the merger with the Company. On August 1, 1995, all options outstanding under these plans converted into options for common stock of the Company in accordance with the terms of the stock option plan under which each was issued. Both the number of shares subject to option and the per share exercise price under each option were adjusted by the exchange ratio of .3364. On the date of the merger, all options became fully vested and exercisable.

     A summary of the Company's stock option plan is as follows. This information includes stock options relating to Princess Anne's stock option plans; both the number of shares and the per share exercise price were adjusted by the exchange ratio of .3364.



                                                                           Year Ended December 31
                                                 1996                         1995                          1994
                                     ----------------------------  ----------------------------  ----------------------------
                                                     Weighted                     Weighted                       Weighted
                                                      Average                      Average                        Average
                                                     Exercise                     Exercise                       Exercise
                                       Shares          Price          Shares        Price           Shares         Price
                                     ------------  -------------   ------------  --------------  -----------  ---------------
Outstanding at beginning
  of year                             133,227         $14.85         139,000       $13.90          117,888        $12.97
Granted                                 6,234          34.63           5,234        37.00           21,112         19.11
Exercised                             (24,641)         13.47         (10,839)       13.25                -             -
Forfeited                                (437)         17.83            (168)       23.19                -             -
                                      -------                        -------                       -------
Outstanding at end of year            114,383          16.21         133,227        14.85          139,000         13.90
                                      =======                        =======                       =======

Options exercisable at year end        96,661                        119,123                       121,322

     The weighted average fair value of options granted during 1996 and 1995 was $11.20 and $13.92, respectively.

     The following table summarizes information about the options outstanding at December 31, 1996:


                                              Options Outstanding                          Options Exercisable
                           -----------------------------------------------------  -----------------------------------
                                                    Weighted
                                                     Average           Weighted                            Weighted
                                                    Remaining          Average                              Average
       Range of                   Number           Contractual         Exercise          Number            Exercise
    Exercise Prices             Outstanding           Life              Price          Exercisable           Price
-----------------------    -----------------       -----------        ---------   -----------------       -----------
$11.50                             71,909          5.6 years            $11.50            66,965            $11.50
$17.83                             16,154          6.1 years             17.83            16,154             17.83
$21.25 to $23.78                   14,852          6.3 years             22.17            12,234             22.00
$34.63 to $37.00                   11,468          9.5 years             35.71             1,308             37.00
                                  -------                                                 ------
                                  114,383          6.1 years             16.21            96,661             14.23
                                  =======                                                 ======

Management Recognition Plan

     The objective of the MRP is to enable the Company to retain personnel of experience and ability in key positions of responsibility. The MRP was authorized to acquire up to 2% of the shares of common stock of the Company issued in the conversion. CENIT Bank contributed $247,250 to the MRP to enable the MRP trustees to acquire a total of 21,500 shares of the common stock in the conversion at $11.50 per share. As a result of an oversubscription in the subscription offering, the MRP was able to acquire only 15,000 shares in the conversion. In 1996 and 1995, the MRP purchased 3,535 and 1,484 additional shares, respectively, at an average price of approximately $33.78 and $39.30 per share, respectively.
     A total of 12,362 shares were granted in 1992 and vest 20% each year over five years beginning in 1993. The shares granted in 1994, 1995 and 1996 vest at the end of three to five years. Compensation expense, which is recognized as shares vest, totaled $82,000, $50,000 and $37,000 for 1996, 1995 and 1994,
respectively. The unamortized cost of the shares purchased, which represents deferred compensation, is reflected as a reduction of stockholders' equity in the Company's consolidated statement of financial condition.

   A summary of MRP grants is as follows:

                                                    Year Ended December 31,
                                                 1996         1995         1994
                                                 ----         ----         ----
       Outstanding at beginning of year         9,068        9,479        9,890
       Granted                                  3,535        2,061        2,061
       Exercised                               (2,472)      (2,472)      (2,472)
                                               ------        -----        -----
       Outstanding at end of year              10,131        9,068        9,479
                                               ======        =====        =====

     There were no grants forfeited during these periods and no grants were exercisable at the end of each period. At December 31, 1996, the weighted average period until the awards become vested is approximately two years. The weighted average fair value of shares granted in 1996 and 1995 was $34.63 and $38.50, respectively.

Note 18
Commitments and Financial Instruments With Off-Balance Sheet Credit Risk

     The Company is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financing needs of its customers and, to a lesser extent, to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit in the form of loans or through letters of credit, interest rate caps and interest rate swaps. At December 31, 1996, financial instruments with off-balance sheet risk are limited to outstanding loan commitments and letters of credit. There are no open interest rate cap or interest rate swap positions at December 31, 1996.
     Loan commitments are agreements to extend credit to a customer provided that there are no violations of the terms of the contracts prior to funding. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the customer. Because certain of the commitments are expected to be withdrawn or expire unused, the total commitment amount does not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The type and amount of collateral obtained varies but generally includes real estate or personal property.

     The Company had loan commitments, excluding the undisbursed portion of construction and acquisition and development loans, as follows (in thousands):

                                                                   December 31,
                                                                  1996      1995
                                                                  ----      ----
Commitments outstanding:
  Mortgage loans:
    Fixed rate (rates between 7.25% and 9.00% at
      1996 and between 6.00% and 8.50% at 1995)                $ 1,201   $ 5,868
    Variable rate                                                1,594     6,005
  Commercial business loans                                        638       874
  Consumer loans                                                     -        40
                                                               -------   -------
                                                               $ 3,433   $12,787
                                                               =======   =======

     At December 31, 1996, the Company has granted unused consumer and commercial lines of credit of $15,542,000 and $11,348,000, respectively, and has commitments to purchase loans totaling $13.0 million.
     Standby letters of credit are written unconditional commitments issued to guarantee the performance of a customer to a third party and total approximately $3,507,000 at December 31, 1996. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending a loan and the collateral obtained, if any, varies but generally includes real estate or personal property. Because most of these letters of credit expire without being drawn upon, they do not necessarily represent future cash requirements.
     Commitments to purchase securities are contracts for delayed delivery of securities in which the seller agrees to make delivery on a specified future date of a specified instrument, with a specified coupon, for a specified price. At December 31, 1996, the Company had no commitments to purchase securities. Rent expense under long-term operating leases for property approximates $620,000, $460,000, and $331,000 for the years ended December 31, 1996, 1995 and
1994, respectively. The minimum rental commitments under noncancelable leases with an initial term of more than one year for the years ending December 31, are as follows (in thousands):

                                 1997                         $   630
                                 1998                             654
                                 1999                             632
                                 2000                             583
                                 2001                             507
                                 Thereafter                     2,308
                                                              -------
                                                              $ 5,314
                                                              =======

Note 19
Regulatory matters

Capital Adequacy

     CENIT Bank and Princess Anne Bank are subject to various regulatory capital requirements administered by the Office of Thrift Supervision and Federal Reserve Board, respectively. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting and other factors.
     As set forth in the table below, quantitative measures established by regulation to ensure capital adequacy require CENIT Bank to maintain minimum amounts and ratios of tangible capital to adjusted total assets, of core capital to adjusted total assets and total capital to risk-weighted assets. Princess Anne is required to maintain minimum amounts and ratios of leverage capital to adjusted average total assets, and Tier 1 and total capital to risk-weighted assets. As of December 31, 1996, the Banks exceeded all capital adequacy requirements to which they are subject.
     As of December 31, 1996, the most recent notification from the Office of Thrift Supervision and Federal Reserve Board categorized CENIT Bank and Princess Anne Bank, respectively, as Well Capitalized under the framework for prompt corrective action. To be considered Well Capitalized under prompt corrective action provisions, the Banks must maintain capital ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Banks' categorizations. As a bank holding company, the Company is also subject to the capital adequacy guidelines established by the Federal Reserve Board.

     The Banks' and Company's actual capital amounts and ratios are as follows (dollars in thousands):

                                                                                                         Required for
                                                 Actual                      Required                  Well Capitalized
                                       ------------------------        ---------------------        ---------------------

                                           Amount         Ratio         Amount         Ratio         Amount         Ratio

As of December 31, 1996:
CENIT Bank
Core capital                           $28,991            6.0%         $14,594         3.0%         $24,323          5.0%
Tangible capital                        28,991            6.0            7,297         1.5                -            -
Tier 1 risk-based                       28,991           11.0           10,547         4.0           15,820          6.0
Total risk-based                        31,510           11.9           21,094         8.0           26,367         10.0

Princess Anne Bank
Tier 1 leverage                        $13,789            7.1%         $ 7,738         4.0%         $ 9,672          5.0%
Tier 1 risk-based                       13,789           12.7            4,350         4.0            6,525          6.0
Total risk-based                        14,986           13.8            8,700         8.0           10,875         10.0

CENIT Bancorp
Tier 1 leverage                        $44,163            6.5%         $27,171         4.0%         $     -            -%
Tier 1 risk-based                       44,163           11.8           14,959         4.0                -            -
Total risk-based                        47,969           12.8           29,919         8.0                -            -

As of December 31, 1995:

CENIT Bank
Core capital                           $30,664            6.8%         $13,511         3.0%         $22,519          5.0%
Tangible capital                        30,664            6.8            6,756         1.5                -            -
Tier 1 risk-based                       30,664           11.9           10,327         4.0           15,491          6.0
Total risk-based                        33,198           12.9           20,654         8.0           25,818         10.0

Princess Anne Bank
Tier 1 leverage                        $12,778            8.1%         $ 6,282         4.0%         $ 7,853          5.0%
Tier 1 risk-based                       12,778           15.9            3,222         4.0            4,833          6.0
Total risk-based                        13,762           17.1            6,445         8.0            8,056         10.0

CENIT Bancorp
Tier 1 leverage                        $43,442           6.8%          $25,396         4.0%         $     -            -%
Tier 1 risk-based                       43,442          12.8            13,550         4.0                -            -
Total risk-based                        46,960          13.9            27,099         8.0                -            -

Dividend Restrictions

     CENIT Bank's capital exceeds all of the capital requirements imposed by FIRREA. OTS regulations provide that an association that exceeds all fully phased-in capital requirements before and after a proposed capital distribution can, after prior notice but without the approval by the OTS, make capital distributions during the calendar year of up to the higher of (i) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year, or (ii) 75% of its net income during the most recent four-quarter period. Any additional capital distributions require prior regulatory approval.
     As a state chartered bank which is a member of the Federal Reserve, Princess Anne Bank is subject to legal limitations on capital distributions including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is used in the statute). For all state member banks of the Federal Reserve seeking to pay dividends, the prior approval of the applicable Federal Reserve Bank is required if the total of all dividends declared in any calendar year will exceed the sum of the bank's net profits for that year and its retained net profits for the preceding two calendar years. Federal law also generally prohibits a depository institution from making any capital distribution (including payment of a dividend or payment of a management fee to its holding company) if the depository institution would thereafter fail to maintain capital above regulatory minimums. Federal Reserve Banks are also authorized to limit the payment of dividends by any state member bank if such payment may be deemed to constitute an unsafe or unsound practice. In addition, under Virginia law no dividend may be declared or paid that would impair a Virginia chartered bank's paid-in capital. The Virginia State Corporation Commission has general authority to prohibit payment of dividends by a Virginia chartered bank if it determines that the limitation is in the public interest and is necessary to ensure the bank's financial soundness.
     The Company is subject to the restrictions of Delaware law, which generally limit dividends to the amount of a corporation's surplus or, in the case where no such surplus exists, the amount of a corporation's net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Note 20
Stockholders' Equity

     As part of CENIT Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank, CENIT Bank established a liquidation account for the benefit of eligible depositors who continue to maintain their deposit accounts in the Company after conversion. In the unlikely event of a complete liquidation of CENIT Bank, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account, in the proportionate amount of the then current adjusted balance for deposit accounts held, before distribution may be made with respect to CENIT Bank's capital stock. CENIT Bank may not declare or pay a cash dividend to the Company on, or repurchase any of, its capital stock if the effect thereof would cause the retained earnings of CENIT Bank to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of CENIT Bank's retained earnings. At December 31, 1996, the liquidation account balance was $4,554,000.
     Warrants for the purchase of 51,089 shares of Princess Anne common stock were exercised in 1994 and warrants for the purchase of 6,697 shares of Princess Anne common stock were exercised in 1995 prior to the merger with the Company on August 1, 1995. At the time of the merger, Princess Anne's outstanding warrants were converted to warrants to purchase common stock of the Company. For the period August 1, 1995 to December 31, 1995, a total of 692 shares of the Company's common stock were issued in connection with exercise of warrants.
     In 1996, a total of 14,589 shares of the Company's common stock were issued in connection with the exercise of warrants. All warrants for the purchase of the Company's common stock expired on September 30, 1996.

Note 21
Related Party Transactions

     The Company has made loans to executive officers, directors, and to companies in which the executive officers and directors have a financial interest. The following is a summary of related party loans (in thousands):



Balance at January 1, 1996                                         $   3,121
Originations - 1996                                                    1,149
Repayments - 1996                                                     (1,215)
                                                                   ---------
Balance at December 31, 1996                                       $   3,055
                                                                   =========

     Under the Company's current policy, related party loans are made on substantially the same terms, including interest rate and collateral requirements, as are available to the general public. The Company's previous policy permitted the Company's directors and executive officers to borrow from the Company at an interest rate one percentage point in excess of the Company's then existing cost of funds. There is one loan made under the Company's previous policy still outstanding at December 31, 1996, which has a balance of $157,000 and a fixed interest rate of 7.875%. The Company believes loans to related parties do not involve more than the normal risk of collectibility. Commitments to extend credit and letters of credit to related parties totaled $508,000 at December 31, 1996.

Note 22
Disclosures About Fair Value of Financial Instruments

     The following summary presents the methodologies and assumptions used to estimate the fair value of the Company's financial instruments presented below. The Company operates as a going concern and except for its investment securities portfolio and certain residential loans, no active market exists for its financial instruments. Much of the information used to determine fair value is highly subjective and judgmental in nature and therefore the results may not be precise. The subjective factors include, among other things, estimates of cash flows, risk characteristics, credit quality, and interest rates, all of which are subject to change. Since the fair value is estimated as of December 31, 1996, the amounts which will actually be realized or paid upon settlement or maturity of the various instruments could be significantly different.

Cash and Federal Funds Sold

     For cash and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities

     Fair values are based on quoted market prices or dealer quotes for U.S. Treasury securities, other U.S. government agency securities, and mortgage-backed certificates. As required by FAS 115, securities available for sale are recorded at fair value.

Loans

     The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities, or based on quoted market prices for mortgage-backed certificates securitized by similar loans, adjusted for differences in loan characteristics. The risk of default is measured as an adjustment to the discount rate, and no future interest income is assumed for nonaccrual loans.
     The fair value of loans does not include the value of the customer relationship or the right to fees generated by the account.

Federal Home Loan Bank and Federal Reserve Bank Stock

     The carrying value of Federal Home Loan Bank and Federal Reserve Bank stock is a reasonable estimate of the fair value.

Deposit Liabilities

     The fair value of deposits with no stated maturities (which includes demand deposits, savings accounts, and money market deposits) is the amount payable on demand at the reporting date. The fair value of fixed- maturity certificates of deposit is estimated using a discounted cash flow model based on the rates currently offered for deposits of similar maturities.
     FAS 107 requires deposit liabilities with no stated maturity to be reported at the amount payable on demand without regard for the inherent funding value of these instruments. The Company believes that significant value exists in this funding source.

Short-term Borrowings

     For short-term borrowings (which include advances from the Federal Home Loan Bank and securities sold under agreements to repurchase), the carrying amount is a reasonable estimate of fair value.

Long-term Borrowings

     Rates currently available to the Company for borrowings with similar terms and remaining maturities are used to estimate fair value of existing borrowings.

Loan Commitments and Standby Letters of Credit

     The Company has reviewed its loan commitments and standby letters of credit and determined that differences between the fair value and notional principal amounts are not significant.

     The estimated fair values of the Company's financial instruments that differ from their carrying amount are as follows (in thousands):


                                                    December 31,
                                            1996                  1995
                                    ------------------    ---------------------
                                    Carrying     Fair     Carrying       Fair
                                     Amount      Value     Amount        Value
                                    ------------------    ---------------------
Financial assets:
  Loans held for investment, net    $422,219   $427,615   $319,194    $322,306
Financial liabilities:
  Deposits with stated maturities    329,688    332,098    294,417     295,676

     As mentioned in the assumptions above, the estimated fair value of loans and deposits does not include any value for the customer relationship or the right to future fee income which may be generated by these relationships.

Note 23
Condensed Parent Company Only Financial Statements

     The following condensed financial statements for CENIT Bancorp, Inc. should be read in conjunction with the consolidated financial statements and the notes thereto.

Condensed Statement of Financial Condition
(In thousands)
                                          December 31,
                                         1996      1995
                                         ----      ----
Assets:
  Cash                                $     4   $    14
  Equity in net assets of the Banks    48,223    46,530
  Other assets                          1,762       445
                                      -------   -------
                                      $49,989   $46,989
                                      -------   -------

Liabilities                           $   381   $   260

Stockholders' equity                   49,608    46,729
                                      -------   -------
                                      $49,989   $46,989
                                      =======   =======

Condensed Statement of Operations
(In thousands)

                                     Year Ended December 31,
                                     1996       1995       1994

Equity in earnings of the Banks   $ 3,943    $ 3,084    $ 4,101
Interest expense                      (16)       (41)       (42)
Salaries and employee benefits       (276)       (65)       (19)
Professional fees                    (108)      (155)       (52)
Merger expenses                         -       (397)         -
Other expenses                       (122)       (86)       (73)
                                  -------    -------    -------
Income before income taxes          3,421      2,340      3,915
Benefit from income taxes             187        132         62
                                  -------    -------    -------
Net income                        $ 3,608    $ 2,472    $ 3,977
                                  =======    =======    =======


Condensed Statement of Cash Flows
(In thousands)

                                                      Year Ended December 31,
                                                     1996       1995       1994
                                                     ----       ----       ----

Cash flows from operating activities:
   Net income                                     $ 3,608    $ 2,472    $ 3,977
   Add (deduct) items not affecting cash:
      Undistributed earnings of the Banks          (1,941)    (2,368)    (3,501)
      Amortization                                     26         16         16
      (Increase) decrease in other assets          (1,192)       163       (360)
      Increase in liabilities                         121         57         33
                                                  -------    -------    -------
        Net cash provided by operations               622        340        165
                                                  -------    -------    -------

Cash flows from financing activities:
   Cash dividends paid                             (1,215)      (531)      (445)
   Net proceeds from issuance of common stock         583        196        256
                                                  -------    -------    -------
        Net cash used for financing activities       (632)      (335)      (189)
                                                  -------    -------    -------
Net increase (decrease) in cash and cash
   equivalents                                        (10)         5        (24)

Cash and cash equivalents at beginning of period       14          9         33
                                                  -------    -------    -------
Cash and cash equivalents at end of period        $     4    $    14    $     9
                                                  =======    =======    =======

Note 24
Quarterly Results of Operations (Unaudited)


                                                                         Year Ended December 31, 1996
                                                                     First      Second      Third      Fourth
                                                                    Quarter     Quarter     Quarter    Quarter
                                                                    -------     -------     -------    -------

Total interest income                                              $ 11,852    $ 11,692    $ 12,256    $ 12,371
Total interest expense                                                7,003       6,870       7,135       7,079
                                                                      -----       -----       -----       -----

   Net interest income                                                4,849       4,822       5,121       5,292
Provision for loan losses                                               102          53         101         121
                                                                        ---         ---         ---         ---

   Net interest income after provision
     for loan losses                                                  4,747       4,769       5,020       5,171
Other income                                                            896         981       1,053         964
Other expenses                                                        3,794       3,870       6,350       4,158
                                                                      -----       -----       -----       -----

Income before income taxes                                            1,849       1,880        (277)      1,977
Provision for (benefit from) income taxes                               646         659        (162)        678
                                                                        ---         ---        ----         ---

   Net income (loss)                                               $  1,203    $  1,221    $   (115)   $  1,299
                                                                   ========    ========    ========    ========

Earnings (loss) per common and
common equivalent share                                            $    .72    $    .73    $   (.07)   $    .76

Dividends per common share                                         $    .10    $    .20    $    .20    $    .25



                                                                         Year Ended December 31, 1995
                                                                     First      Second      Third      Fourth
                                                                    Quarter (1) Quarter (1) Quarter    Quarter


Total interest income                                              $ 10,698    $ 11,458    $ 11,673    $ 11,698
Total interest expense                                                6,228       6,898       7,135       7,215
                                                                      -----       -----       -----       -----

   Net interest income                                                4,470       4,560       4,538       4,483
Provision for loan losses                                               170         189         163         175
                                                                        ---         ---         ---         ---

   Net interest income after provision
     for loan losses                                                  4,300       4,371       4,375       4,308
Other income                                                            623         825       1,142         354
Other expenses                                                        3,550       3,839       4,644       4,141
                                                                      -----       -----       -----       -----

Income before income taxes                                            1,373       1,357         873         521
Provision for income taxes                                              481         474         498         199
                                                                        ---         ---         ---         ---

   Net income                                                      $    892    $    883    $    375    $    322
                                                                   ========    ========    ========    ========

Earnings per common and common
   equivalent share                                                $    .54    $    .53    $    .22    $    .19

Dividends per common share                                         $    .10    $    .10    $    .10    $    .10

_______________

(1) Amounts previously reported on Form 10-Q have been adjusted above to include the results of operations for Princess Anne.

Report of Independent Accountants




Price Waterhouse





To the Board of Directors and Stockholders of CENIT Bancorp, Inc.
Norfolk, Virginia

     In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated statement of financial condition and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of CENIT Bancorp, Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Princess Anne Bank, a wholly- owned subsidiary, for the year ended December 31, 1994, which statements reflect net income of $861,000 for the year ended December 31, 1994. Those financial statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Princess Anne Bank, is based solely on the report of the other auditors. We conducted our audits of the financial statements of CENIT Bancorp, Inc. in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP

Norfolk, Virginia
January 30, 1997

Investor Information

   Annual Meeting of Stockholders

     The Annual Meeting of Stockholders of CENIT Bancorp, Inc. will be held at 5:00 p.m. on Wednesday, April 23, 1997 at the Chrysler Museum of Art, 245 West Olney Road, Norfolk, Virginia. All stockholders are cordially invited to attend.

   Stock Price Information

     CENIT Bancorp, Inc. Common Stock trades on the Nasdaq Stock Market under the symbol CNIT. Newspapers and other stock tables may identify the stock under various abbreviations for CENIT Bancorp.

     The table below shows the reported high and low sales prices of CENIT Bancorp Common Stock by quarters in fiscal years 1995 and 1996.

                    1996                                  1995
Quarter      High            Low                   High          Low

First        $ 36 5/16       $33                   $36           $20 3/4
Second         35 1/2         33                    39 1/2        34 1/2
Third          41 1/4         31 3/4                40 1/4        36
Fourth         41 1/2         38 1/2                38 1/2        35

Source:  Nasdaq

    Stock Transfer Agent

    ChaseMellon Shareholder Services
    15th Floor, 450 West 33rd Street
    New York, NY  10001-2697

    Questions regarding your account should
    be referred in writing or by telephone to:

    ChaseMellon Financial Services
    85 Challenger Road
    Overpeck Centre
    Ridgefield Park, NJ  07660-2108
    Telephone 1-800-526-0801

    Annual Report on Form 10-K and
    Additional Information

     A copy of Form 10-K as filed with the Securities and Exchange Commission is available without charge to stockholders upon written request. Requests for this or other financial information about CENIT Bancorp, Inc. should be directed to:

    Stuart F. Pollard
    Vice President and
    Director of Investor Relations
    CENIT Bancorp, Inc.
    Post Office Box 1811
    Norfolk, VA  23501-1811

 Independent Accountants

    Price Waterhouse LLP
    700 World Trade Center
    Norfolk, VA  23510-9916

Corporate Information

 Executive Offices

   225 West Olney Road
   Norfolk, VA 23510-1586
   Telephone (757) 446-6600

 CENIT Bank - Retail Banking Offices

Norfolk
   745 Duke Street
   300 East Main Street
   2203 East Little Creek Road
   Super Kmart Center, 6101 Military Highway

Portsmouth
   3315 High Street

Chesapeake
   675 North Battlefield Boulevard
   2600 Taylor Road
   3220 Churchland Boulevard
   2612 Taylor Road
   (Mortgage Loan Production Office)

Hampton
   2205 Executive Drive
   550 Settlers Landing Road

Newport News
13307 Warwick Boulevard

York County
   Victory Boulevard and Commonwealth Drive
   Super Kmart Center, 5007 Victory Boulevard

 Princess Anne Bank - Retail Banking Offices

Virginia Beach
   1616 Laskin Road
   699 Independence Boulevard
   905 Kempsville Road
   641 Lynnhaven Parkway
   3001 Shore Drive
   4801 Columbus Street
   Super Kmart Center, 3901 Holland Road
   (Office Opens Late 1997)

 Banking Services

Personal Banking
   Checking and Savings Accounts
   Retirement Accounts
   24 Hour Banking ATMs
    Members,MOST, PLUS, CIRRUS & VISA Networks with access to DISCOVER, MASTERCARD, and AMERICAN EXPRESS
   Full Service Investment Brokerage
   Safe Deposit Boxes
   Construction and Permanent
     Residential Mortgages
   Lot Loans
   Equity Loans and Lines of Credit
   Car and Personal Loans
   VISA and MASTERCARD Credit Cards
   Private Banking Services

Commercial Banking
   Business Checking Accounts
   Interest Deposit Accounts
   Interest on Lawyers' Trust Accounts
   Corporate Cash Management Services
   Wire Tranfers and EFT Services
   VISA Business Cards
   Merchant BankCard Processing
   Loans to Businesses
     Small Business Administration (SBA)
       Government Guaranteed Loans
     Construction and Permanent
       Commercial Mortgages
     Lines of Credit
     Term Loans
     Equipment Loans                                53


INSIDE BACK COVER

CENIT Bancorp, Inc., Retail Banking Offices



MAP INSERTED HERE



CENIT Bank

Norfolk
1 - 745 Duke Street
2 - 300 East Main Street
3 - 2203 E. Little Creek Rd.
4 - Super Kmart 6101 Military Hwy.

Chesapeake
5 - 675 N. Battlefield Blvd.
6 - 2600 Taylor Road
7 - 3220 Churchland Blvd.

Portsmouth
8 - 3315 High Street

Hampton
9 - 2205 Executive Drive
10 - 550 Settlers Landing Rd.

Newport News
11 - 13307 Warwick Blvd.

York County
12 - Victory Blvd. & Commonwealth Dr.
13 - In Super Kmart, 5007 Victory Blvd.

Princess Anne Bank

Virginia Beach
14 - 1616 Laskin Road
15 - 699 Independence Blvd.
16 - 905 Kempsville Road
17 - 641 Lynnhaven Pkwy.
18 - 3001 Shore Drive
19 - 4801 Columbus Street
20 - In Super Kmart, 3901 Holland Rd.
       (Office Opens Late 1997)


BACK COVER



CENIT Bancorp, Inc.
Executive Offices
225 West Olney Road
Norfolk, Virginia 23510-1586
(757) 446-6600